QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 28, 2003

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-4F

ISSUER TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

QUEBECOR WORLD INC. (Exact name of Registrant as specified in its charter)
CANADA (Jurisdiction of Issuer's Incorporation or Organization)
QUEBECOR WORLD INC. (Name(s) of Person(s) Filing Statement)
Subordinate Voting Shares, without par value (Title of Class of Securities)
748203106 (CUSIP Number of Class of Securities) (if applicable)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8912
(Name, address (including zip code) and telephone number (including area code) of person authorized to receive notices and communications on behalf of the person(s) filing statement)
April 28, 2003 (Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$185,193,000.00(1)	US$14,982.11(1)

(1)
The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the purchase of up to 10,000,000 Subordinate Voting Shares at the maximum cash offer price of Cdn$27.00 per share and based on an exchange rate of Cdn$1.00 to US$0.6859, the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 24, 2003.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form:	Date Filed:

PART I

Information Required To Be Sent to Shareholders

Item 1.	Home Jurisdictions Documents
1. Tender Offer Circular dated April 24, 2003
2. Letter of Transmittal
3. Notice of Guaranteed Delivery
Item 2.	Informational Legends
See the cover of the Tender Offer Circular.

OFFER
BY
QUEBECOR WORLD INC.

TO PURCHASE FOR CASH UP TO 10,000,000 OF ITS SUBORDINATE VOTING SHARES
FOR NOT MORE THAN CDN$27.00 AND NOT LESS THAN CDN$24.00 PER SHARE

        Quebecor World Inc. ("Quebecor World" or the "Corporation") invites its shareholders ("Shareholders") to deposit Subordinate Voting Shares (the "Shares") of Quebecor World pursuant to (i) auction tenders at prices specified by the depositing Shareholders of not more than CDN$27.00 and not less than CDN$24.00 per Share ("Auction Tenders"), or (ii) purchase price tenders ("Purchase Price Tenders"), in either case upon the terms and subject to the conditions set forth in this offer to purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Under a Purchase Price Tender, a depositing Shareholder does not specify a price but rather agrees to have the Shareholder's Shares purchased at the Purchase Price determined as provided herein. Shareholders who deposit Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.

        The Offer expires at midnight (Montreal time) on the evening of June 2, 2003, unless extended (the "Expiration Date"). Quebecor World reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless certain conditions are satisfied. See Section 5 of the Offer, "CERTAIN CONDITIONS OF THE OFFER".

        Quebecor World will determine a single price per Share (that is not more than CDN$27.00 or less than CDN$24.00 per Share) (the "Purchase Price") that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited. Shares deposited by Shareholders pursuant to Auction Tenders will not be purchased by Quebecor World pursuant to the Offer if the price specified by Shareholders is greater than the Purchase Price determined by the Corporation. Shareholders who wish to deposit Shares, but who do not wish to specify a price at which such Shares may be purchased by the Corporation, should make a Purchase Price Tender. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of CDN$24.00 per Share.

April 24, 2003	(continued on following page)

        The Dealer Managers for the Offer are:

In Canada:	In the United States:
Scotia Capital Inc.	Scotia Capital (USA) Inc.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Quebecor World may, in its sole judgment, take such action as it may deem necessary to extend the Offer to Shareholders in such jurisdiction.

(continued from cover)

        The Purchase Price will be the lowest price between CDN$24.00 and CDN$27.00 per Share that will enable Quebecor World to purchase an aggregate of 10,000,000 deposited Shares (or such lesser number as are properly deposited).

        Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and who has not withdrawn Shares will receive the Purchase Price, payable in cash (subject to applicable withholding taxes), for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to pro ration described below. Quebecor World will first accept for purchase Shares properly deposited by any Shareholder who beneficially holds, as of the Expiration Date, fewer than 100 shares and who deposits all such Shares at or below the Purchase Price or pursuant to a Purchase Price Tender.

        If the number of Shares deposited for purchase at the Purchase Price exceeds 10,000,000, then the deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders who own less than 100 shares, or "Odd Lots", will not be subject to pro ration. See Section 2 of the Offer, "NUMBER OF SHARES; PRO RATION".

        Quebecor World will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro ration.

        As of April 24, 2003, there were 94,530,416 Shares issued and outstanding and, accordingly, the Offer is for approximately 10.6% of the total number of issued and outstanding Shares.

        Quebecor World's Shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "IQW". On April 23, 2003, the last full trading day prior to the announcement of the Offer, the closing price per Share on the Toronto Stock Exchange, the primary exchange on which the Shares are listed, was CDN$23.06.

        Neither Quebecor World nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Each Shareholder must decide for itself whether to deposit Shares under the Offer. Quebecor World believes that the Shares have been trading in price ranges which do not fully reflect the value of the Corporation's business and future prospects. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to deposit Shares to the Offer and, if so, how many Shares to deposit and at what price or prices.

        Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, "INCOME TAX CONSEQUENCES".

        Shareholders wishing to deposit all or any portion of their Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 3 of the Offer, "PROCEDURE FOR DEPOSITING SHARES".

INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY

        This Offer is made by Quebecor World, a foreign issuer, for its own securities, and while the Offer is subject to the disclosure requirements of Canada, the country in which Quebecor World is incorporated, Shareholders should be aware that these disclosure requirements are different from those of the United States. Quebecor World's financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies. The significant differences between Canadian and United States generally accepted accounting principles are set forth in note 22 to the Consolidated Annual Financial Statements of Quebecor World contained in its 2002 Annual Report.

        The enforcement by Shareholders of civil liabilities under U.S. securities laws may be adversely affected by the fact that Quebecor World is incorporated in a foreign country and that some of its officers and directors are residents of a foreign country. Enforcement of civil liabilities under U.S. securities laws may further be adversely affected by the fact that some or all of the experts named in the Offer may be residents of Canada. Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law.

        Quebecor World has filed with the Securities and Exchange Commission (the "SEC") an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-4(g) promulgated thereunder.

        All dollar references in the Offer and the Circular are in Canadian dollars, except where otherwise indicated.

AVAILABLE INFORMATION

        Quebecor World is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Quebecor World is required to disclose in such proxy statements certain information, as of particular dates, concerning Quebecor World's directors and officers, their remuneration, stock options granted to them, the principal holders of Quebecor World's securities and any material interests of such persons in transactions with Quebecor World. The public may read and copy such reports, proxy statements and other information filed by Quebecor World at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this Internet site is http://www.sec.gov.

SUMMARY

        This summary is qualified in its entirety by reference to the full text and more specific details in the Offer.

Expiration Date	Midnight (Montreal time) on the evening of June 2, 2003 or such later date and time to which the Offer may be extended by Quebecor World.
Payment Date	Subject to the terms and conditions of the Offer, Quebecor World will take up and pay for Shares as soon as practicable and, in any event, not later than ten days after the Expiration Date.
Currency of Payment
The Purchase Price will be denominated in Canadian dollars. Amounts payable to depositing Shareholders will be in Canadian dollars. Shareholders have the option to receive payment in United States dollars.
How to Deposit Shares
Shareholders wishing to deposit Shares may do so either pursuant to (i) Auction Tenders, or (ii) Purchase Price Tenders. Shareholders who tender without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.
(i) Auction Tender
Each Shareholder making an Auction Tender must specify the minimum price (not more than $27.00 nor less than $24.00 per Share, in increments of $0.10 per Share) at which such Shareholder is willing to have the Shareholder's Shares purchased by Quebecor World.
(ii) Purchase Price Tender	Under a Purchase Price Tender, a depositing Shareholder does not specify a price but rather agrees to have the Shareholder's Shares purchased at the Purchase Price determined as provided herein.
Purchase Price
Quebecor World will determine a single Purchase Price which will not be more than $27.00 nor less than $24.00 per Share, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of $24.00 per Share.

All Shares purchased by Quebecor World will be at the Purchase Price, including Shares deposited at or below the Purchase Price pursuant to Auction Tenders and Shares deposited pursuant to Purchase Price Tenders.

Quebecor World will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro ration.
The Purchase Price will be the lowest price between $24.00 and $27.00 per Share that will enable Quebecor World to purchase an aggregate of 10,000,000 Shares.
Number of Shares to be Purchased
Quebecor World will purchase a maximum of 10,000,000 Shares. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after the Expiration Date.
Pro ration
If the number of Shares properly deposited by the Expiration Date pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders is greater than 10,000,000, then the deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders who own Odd Lots will not be subject to pro ration. See Section 2 of the Offer, "NUMBER OF SHARES; PRO RATION". See also Section 9 of the Circular, "CERTAIN LEGAL MATTERS; REGULATORY APPROVALS".

Odd Lots
Quebecor World will accept for purchase without pro ration all Shares deposited by any Shareholder owning less than 100 Shares as of the close of business on the Expiration Date, provided such Shareholder deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Date and checks the Odd Lots box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. See Section 2 of the Offer, "NUMBER OF SHARES; PRO RATION".
Solicitation Fee
Quebecor World will pay Scotia Capital Inc., the Canadian Dealer Manager for the Offer, and members of the Soliciting Dealer Group, a fee equal to $0.10 per Share validly deposited and taken up under the Offer, provided such Shares are not subsequently withdrawn, subject to a minimum fee of $50 and a maximum of $1,500 per beneficial depositing Shareholder. See Section 13 of the Circular, "DEALER MANAGERS".
Conditions of the Offer
Quebecor World reserves the right to withdraw the Offer and not take up and pay for Shares deposited thereunder unless the conditions described in Section 5 of the Offer are satisfied or waived. See Section 5 of the Offer, "CERTAIN CONDITIONS OF THE OFFER".
Withdrawal Rights
Deposited Shares may be withdrawn at any time by a Shareholder if the Shares have not been taken up by Quebecor World or if the Shares have not been paid for by Quebecor World within three business days of being taken up. See Section 4 of the Offer, "WITHDRAWAL RIGHTS".
Tax	Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, "INCOME TAX CONSEQUENCES".
Delivery Procedure
Any Shareholder desiring to deposit all or any portion of the Shareholder's Shares under the Offer should complete and sign the Letter of Transmittal in accordance with the instructions in such Letter of Transmittal and deliver, together with all other required documents, to Computershare Trust Company of Canada, as depositary (the "Depositary"), along with the share certificates for such Shares as set forth in Section 3 of the Offer, "PROCEDURE FOR DEPOSITING SHARES" or request the Shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Shareholder. Any Shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if the Shareholder desires to deposit such Shares. Any Shareholder who desires to deposit Shares and whose certificates for such Shares are not immediately available may deposit such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "PROCEDURE FOR DEPOSITING SHARES".
Position of Quebecor World and Directors
Neither Quebecor World nor its Board of Directors makes any recommendation to any Shareholders as to whether to deposit or refrain from depositing Shares. Each Shareholder must make the decision whether to deposit Shares under the Offer. Quebecor World believes that the Shares have been trading in price ranges that do not fully reflect the value of the Corporation's business and future prospects. Shareholders are urged to consult their own investment and tax advisors and make their own decision whether to deposit Shares to the Offer and, if so, how many Shares to deposit, and at what price or prices.

Interest of Quebecor
Quebecor currently exercises control over 83.12% of the voting rights attached to the Corporation's Multiple Voting Shares and the Shares. If Quebecor World purchases for cancellation the maximum of 10,000,000 Shares under the Offer and Quebecor does not deposit any Shares, as it has so indicated to the Corporation, Quebecor will exercise control over 84.62% of the voting rights attached to Quebecor World's Multiple Voting Shares and the Shares.
Further Information
For further information regarding the Offer, Shareholders may contact the Dealer Managers, the Depositary or consult their broker. The addresses and telephone numbers of the Depositary and the Dealer Managers are set out in the Letter of Transmittal and on the back cover of this Offer.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF QUEBECOR WORLD AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY QUEBECOR WORLD.

DEFINITIONS

        In the Offer and the Circular, including the Summary, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

"Auction Tender" means a deposit of Shares made by a Shareholder pursuant to the Offer where that Shareholder specifies a tender price (of not more than $27.00 and not less than $24.00 per Share, in increments of $0.10 per Share) at which that Shareholder is willing to have all such Deposited Shares purchased by the Corporation;

"Board of Directors" means the board of directors of Quebecor World;

"Circular" means the issuer bid circular accompanying the Offer;

"Corporation" means Quebecor World;

"Depositary" means Computershare Trust Company of Canada;

"Deposited Shares" means Shares validly deposited pursuant to the Offer;

"Eligible Institution" means a Canadian chartered bank, a Canadian trust company, a participating organization of the TSX, or a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"ESPP" means the Quebecor World Inc. Employee Stock Purchase Plan;

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

"Expiration Date" means midnight (Montreal time) on the evening of June 2, 2003, unless Quebecor World, in its sole discretion, extends the period during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Quebecor World, will expire;

"Letter of Transmittal" means the letter of transmittal in the form accompanying the Offer;

"Non-Canadian Holder" has the meaning ascribed thereto in Section 8 of the Circular, "INCOME TAX CONSEQUENCES";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer;

"NYSE" means the New York Stock Exchange;

"Odd Lot" means a shareholding of less than 100 Shares in the aggregate;

"Offer" means the offer by Quebecor World to purchase for cash up to 10,000,000 Shares hereunder together with the related Letter of Transmittal;

"Purchase Price" means the price per Share (not more than $27.00 and not less than $24.00 per Share) that Quebecor World will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited;

"Purchase Price Tender" means a deposit of Shares (or deemed deposit) made by a Shareholder where that Shareholder does not specify a price for the purchase of Shares by Quebecor World but rather agrees to have the Shareholder's Shares purchased for the Purchase Price as determined under the Offer;

"Quebecor" means Quebecor inc., the Corporation's significant shareholder;

"Quebecor World" means Quebecor World Inc.;

"Quebecor World 401(k) Plan" means the Quebecor World (USA) Inc. 401(k) Plan;

"Quebecor World Savings Plan" means the ESPP or the Quebecor World 401(k) Plan;

"SEC" means the U.S. Securities and Exchange Commission;

"Shareholder" means a holder of Shares;

"Shares" means the Subordinate Voting Shares of Quebecor World;

"Tax Act" means the Income Tax Act (Canada);

"Trading Day" means any trading day on which trading occurs on the TSX; and

"TSX" means the Toronto Stock Exchange.

OFFER TO PURCHASE

To the Holders of Shares of Quebecor World Inc.:

        Quebecor World hereby invites its Shareholders to deposit Shares pursuant to (i) Auction Tenders at prices of not more than $27.00 and not less than $24.00 per Share, in increments of $0.10 per Share, as specified by such Shareholders, or (ii) Purchase Price Tenders, in either case, upon the terms and subject to the conditions set forth in this Offer. Shareholders who deposit Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender. A Shareholder who wishes to deposit Shares but does not wish to specify a price at which the Shares may be purchased by Quebecor World should make a Purchase Price Tender.

        THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF SHARES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5 OF THE OFFER, "CERTAIN CONDITIONS OF THE OFFER".

        All Shareholders who have properly deposited and have not withdrawn their Shares pursuant to an Auction Tender at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes), for all Shares purchased, upon the terms and subject to the conditions of the Offer, including the provisions relating to pro ration described herein.

        Quebecor World will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro ration. Depositing Shareholders will not be obligated to pay any brokerage fees or commissions.

        Neither Quebecor World nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Each Shareholder must decide for itself whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices. Quebecor World and its Board of Directors believe that the recent trading price range of the Shares does not fully reflect the value of the Corporation's business and future prospects. Shareholders are urged to consult their own investment and tax advisors.

        The accompanying Circular and Letter of Transmittal contain important information and should be read carefully before making a decision with respect to the Offer.

1.    PURCHASE PRICE

        As promptly as practicable following the Expiration Date, Quebecor World will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price (which will be not more than $27.00 and not less than $24.00 per Share) that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Purchase Price Tenders and Auction Tenders, the prices specified by depositing Shareholders pursuant to Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited. Shares deposited pursuant to Purchase Price Tenders will be considered to have been deposited at a price of $24.00 per Share for purposes of determining the Purchase Price.

        Quebecor World will determine a single Purchase Price per Share, being the lowest price that will allow it to purchase 10,000,000 Shares. As promptly as practicable thereafter, Quebecor World will publicly announce the Purchase Price, and upon the terms and subject to the conditions of the Offer (including the pro ration provisions described herein), all Shareholders who have properly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes), for all Shares purchased. The Purchase Price will be denominated in Canadian dollars.

2.    NUMBER OF SHARES; PRO RATION

        As of April 24, 2003, there were 94,530,416 Shares outstanding. Accordingly, a maximum of 10,000,000 Shares, or approximately 10.6% of the total number of Shares outstanding, will be taken up and paid for under the Offer by Quebecor World.

        If the number of Shares properly deposited by the Expiration Date (and not withdrawn in accordance with Section 4 of the Offer, "WITHDRAWAL RIGHTS") pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders is less than or equal to 10,000,000 Shares, Quebecor World will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares deposited.

        If the number of Deposited Shares exceeds 10,000,000, then the Deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional shares), except that Odd Lot deposits will not be subject to pro ration. For the purposes of the foregoing, an Odd Lot deposit is a deposit by a Shareholder owning in the aggregate less than 100 Shares as of the close of business on the Expiration Date, who deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Date and who checks the Odd Lots box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. As set forth above, Odd Lots will be accepted for purchase before any pro ration. Odd Lot holders therefore have the opportunity to sell their Shares without incurring brokerage commissions that they would otherwise incur if they were to sell their Shares in a transaction on the stock exchanges on which the Shares are listed.

        As described in Section 6 of the Offer, "ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES", the number of Shares that Quebecor World will purchase from a Shareholder who is a United States Holder (as defined in Section 8 of the Circular, "INCOME TAX CONSEQUENCES — Certain United States Federal Income Tax Consequences to United States Holders") may affect the United States federal income tax consequences to the shareholder of such purchase and therefore may be relevant to a Shareholder's decision whether to deposit Shares.

3.    PROCEDURE FOR DEPOSITING SHARES

        Proper Deposit of Shares.    To deposit Shares pursuant to the Offer, (i) the certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signatures, guaranteed by an Eligible Institution, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses as set forth on the back cover of this Offer, by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed.

        The Canadian Depositary for Securities Limited and the Depositary Trust Company in the United States will be issuing instructions to its participants as to the method of depositing Shares under the terms of the Offer.

        In accordance with Instruction 5 of the Letter of Transmittal, each Shareholder desiring to deposit Shares pursuant to the Offer must indicate, in the box captioned "Type of Tender" on such Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, (a) whether Shares are deposited pursuant to an Auction Tender or a Purchase Price Tender, (b) if an Auction Tender is made, the price (in multiples of $0.10 per Share) at which such Shares are being deposited, and (c) whether the Shareholder is making an Odd Lot deposit.

        Shares deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.

        A Shareholder desiring to deposit Shares in separate lots at a different price for each lot must complete a separate Letter of Transmittal (and, if applicable, a Notice of Guaranteed Delivery) for each lot and price at which the Shareholder is depositing Shares. The same Shares cannot be deposited pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price.

        A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.

        Quebecor World Savings Plan Participants.    Employee participants in one of the Quebecor World Savings Plans who own Shares under one of such Plans and who wish to have the trustee or custodian of such plan(s) deposit Shares that are allocated to or held in their Quebecor World Savings Plan accounts, and that are permitted to be sold pursuant to the terms of the Quebecor World Savings Plan, should so indicate by completing, executing and returning the election form included with the letter furnished to such participants to the person or company indicated on such form, who will in turn tabulate the results of all such election forms and communicate these results to the trustee or custodian of the Quebecor World Savings Plan in question. Participants in the Quebecor World Savings Plans are urged to read the separate election form and related materials carefully. Any Quebecor World Savings Plan Shares deposited but not purchased will be returned to the participant's Quebecor World Savings Plan account by the trustee or custodian of the plan(s).

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the certificate deposited therewith and payment is to be made directly to such registered holder, or (ii) Shares are deposited for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or certificates representing Shares not purchased or deposited are to be issued to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.

        Method of Delivery.    The method of delivery of Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and the mailing must be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery will only be made upon actual receipt of such Shares by the Depositary.

        Guaranteed Delivery.    If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be deposited if all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Quebecor World (indicating the type of deposit and, in the case of an Auction Tender, the price at which the Shares are being deposited, and currency election) is received by the Depositary at its mailing address in Toronto, Ontario as set out in the Notice of Guaranteed Delivery prior to the Expiration Date; and

  (c)
  the certificates for all Deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal relating to such Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary at its address as set out in the Notice of Guaranteed Delivery before 5:00 p.m., Montreal time, by the third Trading Day after the Expiration Date.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the mailing address of the Depositary in Toronto, Ontario as set out therein and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        Notwithstanding any other provision hereof, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with signatures guaranteed if required and any other documents required by the Letter of Transmittal.

        Determination of Validity.    All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares, will be determined by Quebecor World, in its sole discretion, which determination shall be final and binding on all parties. Quebecor World reserves the absolute right to reject any or all deposits of Shares judged by it not to be in proper form or which, in the opinion of its counsel, may be unlawful for it to accept under the laws of any jurisdiction. Quebecor World also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Quebecor World, the Dealer Managers, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Quebecor World's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

        Under no circumstances will interest be paid by Quebecor World by reason of any delay in making payment to any person using the guaranteed delivery procedures, and the payment (including the payment of accrued interest on Deposited Shares up to, but not including, the date upon which payment for Deposited Shares pursuant to the Offer is to be made by Quebecor World) for Shares deposited pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary on or prior to the Expiration Date, even if the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made, until after the date the payment for the Deposited Shares accepted for payment pursuant to the Offer is to be made by Quebecor World.

        Formation of Agreement.    The proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and Quebecor World, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

        It is a violation of Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder for a person, directly or indirectly, to deposit the Shares for a person's own account unless, at the time of the deposit and at the end of the pro ration period, such person (i) has a net long position equal to or greater than the amount of (x) the Shares deposited or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of the Shares deposited and upon acceptance of such person's deposit, will acquire such Shares for deposit by conversion, exercise or exchange of such other securities and (ii) will deliver or cause such Shares to be delivered in accordance with the terms of the Offer. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the deposit or guarantee of deposit on behalf of another person. The deposit of Shares to Quebecor World pursuant to any procedures described herein will constitute a representation by such Shareholder that (i) such Shareholder has a net long position in the Shares being deposited within the meaning of Rule 14e-4 and (ii) the deposit of such Shares complies with Rule 14e-4.

4.    WITHDRAWAL RIGHTS

        Except as otherwise provided in this Section, deposits of Shares pursuant to the Offer will be irrevocable. Shares deposited pursuant to the Offer may be withdrawn by the relevant Shareholder: (i) at any time prior to the Expiration Date; (ii) at any time, if the Shares have not been taken up by Quebecor World before actual receipt by the Depositary of a notice of withdrawal in respect of such Shares; or (iii) within three business days of being taken up, if the Shares have been taken up but not paid for by Quebecor World.

        For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Shares being withdrawn and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates have been delivered or otherwise identified to the Depositary then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares deposited by an Eligible Institution. A withdrawal of Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Quebecor World, in its sole discretion, which determination shall be final and binding. None of Quebecor World, the Dealer Managers, the Depositary or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

        Any Shares properly withdrawn will thereafter be deemed not to have been deposited for purposes of the Offer. However, withdrawn Shares may be redeposited prior to the Expiration Date by again following any of the procedures described in Section 3 of the Offer, "PROCEDURE FOR DEPOSITING SHARES".

        If Quebecor World extends the period of time during which the Offer is open, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to Quebecor World's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of Quebecor World all Deposited Shares, and such Shares may not be withdrawn except to the extent depositing Shareholders are entitled to withdrawal rights as described in this Section 4.

5.    CERTAIN CONDITIONS OF THE OFFER

        Notwithstanding any other provision of the Offer, Quebecor World shall not be required to accept for purchase, purchase or pay for any Shares deposited and may terminate or cancel the Offer or may postpone the payment for Shares deposited if at any time before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by Quebecor World to have occurred) which, in Quebecor World's sole judgment in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

  (a)
  there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment for some or all of the Shares by Quebecor World or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of Quebecor World, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of Quebecor World or its subsidiaries taken as a whole or has or may materially impair the contemplated benefits of the Offer to Quebecor World;

  (b)
  there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or Quebecor World or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of Quebecor World might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits of the Offer to Quebecor World;

  (c)
  there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgment of Quebecor World, might affect the extension of credit by banks or other lending institutions, (v) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on Quebecor World's business, operations or prospects or the trading in, or value of, the Shares, or (vi) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the Standard and Poor's 500 Industrials Index by an amount in excess of 10%, measured from the close of business on April 24, 2003;

  (d)
  any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of Quebecor World or its subsidiaries that, in the sole judgment of Quebecor World, have or may have material adverse significance with respect to Quebecor World or its subsidiaries taken as a whole;

  (e)
  the Corporation shall have determined, in its sole judgment, that the Purchase Price for a Share exceeds the fair market value of such Share at the time of the acquisition of such Share by Quebecor World pursuant to the Offer, determined without reference to the Offer;

  (f)
  the Corporation shall have concluded, in its sole judgment, that exemptions from the proportionate take-up and valuation requirements under applicable securities legislation in Canada are not available to the Corporation for the Offer and, if required under any such legislation, the Corporation shall not have received exemptions from or waivers of the appropriate courts or Canadian securities regulatory authorities from such requirements in respect of the Offer; or

  (g)
  any change shall have occurred or been proposed to the Tax Act, as amended, that, in the sole judgment of the Corporation, is detrimental to Quebecor World or a Shareholder.

        Any waiver of a condition or the withdrawal of the Offer shall be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary. Quebecor World, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, the NYSE and the Canadian and U.S. securities regulatory authorities. If the Offer is withdrawn, Quebecor World shall not be obligated to take up, accept for purchase or pay for any of the Deposited Shares, and the Depositary will return all certificates for Deposited Shares and Letters of Transmittal and any related documents to the parties by whom they were deposited.

        The foregoing conditions are for the sole benefit of Quebecor World and may be asserted by Quebecor World in its sole discretion regardless of the circumstances (including any action or inaction by Quebecor World) giving rise to any such conditions, or may be waived by Quebecor World, in its sole discretion, in whole or in part at any time. The failure by Quebecor World at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Quebecor World concerning the events described in this Section shall be final and binding on all parties.

6.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

        Promptly after it has determined the Purchase Price in accordance with Section 1 of the Offer, "PURCHASE PRICE", Quebecor World will publicly announce the Purchase Price and will take up and pay for Shares to be purchased pursuant to the Offer as soon as practicable after the Expiration Date, but in any event not later than ten days after such time. Quebecor World will pay for such Shares within three business days after taking up the Shares.

        Number of Shares.    For purposes of the Offer, Quebecor World will be deemed to have accepted for payment, subject to pro ration, Shares deposited and not withdrawn pursuant to Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders if, as and when Quebecor World gives oral (to be confirmed in writing) or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

        Payment.    The Purchase Price payable by Quebecor World, and thus the amount owing to any depositing Shareholder, will be denominated in Canadian dollars. If a depositing Shareholder wishes to receive payment for Shares deposited and purchased in United States dollars, the box captioned "U.S. Dollar Election" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, must be completed. Otherwise, payment will be received in Canadian dollars. The Depositary will determine the amount payable to Shareholders receiving United States dollar payment at the United States dollar equivalent of the relevant Canadian dollar amount calculated at the average of the noon spot rates of exchange quoted by the Bank of Canada for the three business days next preceding the payment date (the "Exchange Rate").

        Payment for Shares accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, who will act as agent for the depositing Shareholders for the purpose of receiving payment from Quebecor World and transmitting such payment to the depositing Shareholders. Under no circumstances will interest be paid by Quebecor World or the Depositary to persons depositing Shares by reason of any delay in paying for any Shares or otherwise.

        In the event of pro ration of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, Quebecor World will determine the pro ration factor and pay for those Deposited Shares accepted for payment as soon as practicable after the Expiration Date. However, Quebecor World does not expect to be able to announce the final results of any such pro ration for at least three Trading Days after the Expiration Date.

        Certificates for all Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, and Shares not purchased due to pro ration, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

        The Offer provides the Shareholders with the opportunity to sell their Shares without incurring brokerage commissions.

        The Purchase Price for Shares deposited and purchased will be paid by cheque issued to the order of, and certificate(s) representing Shares not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the box captioned "Special Payment Instructions" in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded to the address of the person as shown on the share register for the Shares.

        The Depositary will forward cheques and certificates representing all Shares not purchased by first-class mail to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such cheque for pick-up) by properly completing the box captioned "Special Delivery Instructions" in such Letter of Transmittal. See Section 8 of the Offer, "PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION", in the event of real or possible mail service interruption.

7.    EXTENSION AND VARIATION OF THE OFFER

        Quebecor World expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5 of the Offer, "CERTAIN CONDITIONS OF THE OFFER", shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written or oral notice (to be confirmed in writing) of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under Section 10 of the Offer, "NOTICE" to all Shareholders. Promptly after giving notice of an extension or variation to the Depositary, Quebecor World will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX, the NYSE and the Canadian and U.S. securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Montreal.

        Where the terms of the Offer are varied, the period during which Shares may be deposited pursuant to the Offer shall not expire before ten days after the notice of variation has been given to holders of Shares unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Quebecor World in accordance with the terms of the Offer, subject to Section 4 of the Offer, "WITHDRAWAL RIGHTS". An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by Quebecor World of its rights under Section 5 of the Offer, "CERTAIN CONDITIONS OF THE OFFER".

        If, prior to the Expiration Date, a variation in the terms of the Offer increases the consideration offered to Shareholders by Quebecor World in its sole discretion, such increase shall be applicable to all Deposited Shares that are taken up pursuant to the Offer.

        Notwithstanding the foregoing, the Offer may not be extended by Quebecor World if all the terms and conditions of the Offer have been complied with, except those waived by Quebecor World, unless Quebecor World first takes up and pays for all Shares properly deposited under the Offer and not withdrawn.

        Quebecor World also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not to accept for purchase any Shares not theretofore accepted for purchase upon the occurrence of any of the conditions specified in Section 5 of the Offer, "CERTAIN CONDITIONS OF THE OFFER", or (ii) at any time or from time to time, to amend the Offer in any respect, including increasing or decreasing the number of Shares Quebecor World may purchase or the range of prices it may pay pursuant to the Offer.

        Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Quebecor World may choose to make any public announcement, except as provided by applicable law, Quebecor World shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service, CCNMatthews.

        If Quebecor World makes a material change in the terms of the Offer or the information concerning the Offer, it will extend the time during which the Offer is open to the extent required under applicable Canadian securities legislation.

8.    PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION

        Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if Quebecor World determines that delivery by mail may be delayed. Persons entitled to cheques or certificates which are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until Quebecor World has determined that delivery by mail will no longer be delayed. Quebecor World will provide notice as provided under Section 10 of the Offer, "NOTICE", of any determination not to mail under this Section as soon as reasonably practicable after such determination is made. The deposit of cheques with the Depositary in these circumstances will constitute delivery to the persons entitled to them.

9.    LIENS; DIVIDENDS

        Shares acquired pursuant to the Offer shall be acquired by Quebecor World free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer shall be for the account of such Shareholders.

        Each Shareholder of record on that date will be entitled to receive that dividend or distribution, whether or not such Shareholder deposits Shares pursuant to the Offer.

10.  NOTICE

        Any notice to be given by Quebecor World or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share registers maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders and (ii) an interruption of mail service in Canada or the United States following mailing. In the event of an interruption of mail service following mailing, Quebecor World will use reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada or the United States are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which Quebecor World or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Edition of the Globe & Mail or the National Post, in a French language daily newspaper of general circulation in Montreal, and the Wall Street Journal.

11.  OTHER TERMS

  (a)
  No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Quebecor World other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by Quebecor World.

  (b)
  The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

  (c)
  Quebecor World, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer, the pro rata entitlement of each depositing Shareholder, if applicable, and the validity of any withdrawals of Shares.

  (d)
  The Offer is not being made to nor will deposits of Shares be accepted from or on behalf of Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Quebecor World may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to Shareholders in any such jurisdiction.

        The accompanying Circular, together with the Offer, constitutes the issuer bid circular required under Canadian and United States securities legislation with respect to the Offer.

        The accompanying Circular contains additional information relating to the Offer.

April 24, 2003

QUEBECOR WORLD INC.

Jean Neveu President and Chief Executive Officer

CIRCULAR

        This Circular is supplied with respect to the accompanying Offer by Quebecor World to purchase for cash up to a maximum of 10,000,000 of its Shares for not more than $27.00 and not less than $24.00 per Share. Words and terms used in this Circular, unless otherwise defined herein, are defined and have the same meaning as in the Offer to Purchase. The terms and conditions of the Offer to Purchase are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of the terms and conditions of the Offer.

1.    CERTAIN INFORMATION CONCERNING QUEBECOR WORLD

        Quebecor World Inc. (Quebecor World Inc. and its subsidiaries are collectively hereinafter referred to as "Quebecor World" or the "Corporation") was incorporated on February 23, 1989 under the Canada Business Corporations Act under the name "Quebecor Printing Inc.". On January 1, 1990, the Corporation (as it was then known), Quebecor Printing Group Inc., Quebecor Printing (Canada) Inc., 166599 Canada Inc., Ronalds Printing Atlantic Limited and 148461 Canada Inc. amalgamated under the name "Quebecor Printing Inc." pursuant to the Canada Business Corporations Act. This corporate reorganization was undertaken in order to consolidate the assets of the printing sector of Quebecor, which, prior to such reorganization, consisted of a number of divisions and subsidiaries. Following its acquisition of World Color Press, Inc. in 1999, the Corporation's articles were amended on April 25, 2000 in order to change its name to "Quebecor World Inc.".

        The head office of the Corporation is located at 612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8, the telephone number of the Corporation at its head office is (514) 954-0101, the fax number is (514) 954-9624 and its web site is http://www.quebecorworld.com.

        Quebecor World, a diversified global commercial printing company, is the largest commercial print media services company in the world. Its 2002 revenues reached US$6.2 billion. The Corporation offers its customers state-of-the-art web offset, gravure and sheetfed printing capabilities in product categories including magazines, retail inserts, catalogs, specialty printing and direct mail, directories, as well as books, pre-media, logistics and other value-added services. The Corporation is a market leader in most of its product categories. The Corporation believes that the diversity of its customer base, geographic coverage and product segments enhance the overall stability and potential growth of its earnings and cash flow. The Corporation's strategy for growth focuses on increasing its geographic coverage through selective business acquisitions and internal growth.

        The Corporation services its various markets and offers its products through a network of more than 165 printing and related services facilities capable of economically servicing virtually all major markets in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India. The Corporation currently employs approximately 39,000 employees worldwide.

        The authorized share capital of the Corporation consists of an unlimited number of Multiple Voting Shares, without par value, an unlimited number of Shares, without par value, and an unlimited number of first preferred shares, issuable in series, without par value (the "Preferred Shares"). As of April 24, 2003, 46,987,120 Multiple Voting Shares, 94,530,416 Shares and 27,000,000 Preferred Shares, comprised of 12,000,000 Series 3 Cumulative Redeemable First Preferred Shares, 8,000,000 Series 4 Cumulative Redeemable First Preferred Shares and 7,000,000 Series 5 Cumulative Redeemable Preferred Shares, were issued and outstanding. The Multiple Voting Shares, which are convertible at the holder's option on a one-for-one basis into Shares, carry the right to ten votes each, and the Shares carry the right to one vote each. The Shares are posted and listed for trading on both the TSX and the NYSE under the symbol "IQW". The Multiple Voting Shares are not publicly traded.

        Additional Information.    Quebecor World is subject to the information and reporting requirements of the Canadian provincial securities laws and the rules of the TSX, the NYSE and the Exchange Act and in accordance therewith files periodic reports and other information with securities regulatory authorities in Canada, the TSX, the NYSE and the SEC, relating to its business, financial condition and other matters. Quebecor World is required to disclose in such reports certain information, as of particular dates, concerning Quebecor World's directors and officers, their compensation, stock options granted to them, the principal holders of Quebecor World's securities and any material interest of such person in transactions with Quebecor World.

        U.S. Securities Laws.    Quebecor World has also filed an issuer tender offer statement on Schedule 13E-4F with the SEC with respect to the Offer pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(g) promulgated thereunder. The Offer will be made on the terms and subject to the conditions of the Offer. Quebecor World is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Quebecor World is required to disclose in such proxy statements certain information, as of particular dates, concerning Quebecor World's directors and officers, their remuneration, stock options granted to them, the principal holders of Quebecor World's securities and any material interests of such persons in transactions with Quebecor World. The public may read and copy such reports, proxy statements and other information filed by Quebecor World at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this Internet site is http://www.sec.gov.

        Exchange Rates.    The following table sets forth (i) the rates of exchange of the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, in each case, based on the noon spot rate of the Bank of Canada.

		Year Ended
	Three Months Ended March 31 2003
		2002	2001	2000	1999	1998
		US$
Rate at end of period	0.6806	0.6331	0.6279	0.6666	0.6929	0.6534
Average Rate during period	0.6690	0.6372	0.6448	0.6728	0.6746	0.6726
High	0.6823	0.6618	0.6695	0.6973	0.6929	0.7105
Low	0.6350	0.6199	0.6242	0.6413	0.6537	0.6343

        On April 23, 2003, the last full Trading Day prior to the announcement of the Offer, the noon spot rate of the Bank of Canada was CDN$1.00 = US$0.6892.

2.    PURPOSE AND EFFECT OF THE OFFER

        Quebecor World believes that purchasing Shares under the Offer represents an effective use of Quebecor World's financial resources and is in the best interests of all of its Shareholders for the following reasons:

  (a)
  the successful completion of the Offer is expected to have a positive impact on earnings per share without precluding Quebecor World from pursuing its future business opportunities;

  (b)
  Quebecor World believes that the Shares have been trading in price ranges which do not fully reflect the value of the Corporation's business and future prospects. As a result, the Corporation believes that taking up outstanding Shares represents an attractive investment and an appropriate and desirable use of its available funds;

  (c)
  the Offer provides Shareholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price at which they are willing to sell their Shares if such Shares are deposited pursuant to an Auction Tender, or the opportunity to deposit their Shares without specifying a price pursuant to a Purchase Price Tender and, if any such Shares are purchased pursuant to the Offer, to sell such Shares for cash without the usual transaction costs associated with market sales. Shareholders whose Shares are not purchased under the Offer will realize a proportionate increase in their equity interest in Quebecor World if Shares are purchased pursuant to the Offer. Quebecor has indicated to the Corporation that it does not intend to deposit Shares (following a conversion of Multiple Voting Shares into Shares) under the Offer. Quebecor currently exercises control over 83.12% of all voting rights attached to the Multiple Voting Shares and the Shares. Assuming the Corporation takes up and repurchases for cancellation 10,000,000 Shares and Quebecor does not deposit any Shares (following a conversion of Multiple Voting Shares into Shares) under the Offer, Quebecor will exercise control over 84.62% of all voting rights attached to the Multiple Voting Shares and the Shares; and

  (d)
  Shareholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer will avoid the payment of brokerage commissions, which may be applicable on a sale of their Shares in a transaction on the stock exchanges on which the Shares are traded.

        Neither Quebecor World nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing any or all of such Shareholder's Shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices.

        Background to the Offer.    Senior management of Quebecor World determined that pursuing a potential substantial issuer bid would be an efficient use of Quebecor World's financial resources for the reasons set out above and discussed in detail the potential transaction with its counsel.

        The Board of Directors considered the proposed Offer and whether it would be in the best interests of the Corporation and its Shareholders. In evaluating the Offer, the Board of Directors gave careful consideration to a number of factors, including the following:

  (a)
  the view of management that the recent trading price range of the Shares is not fully reflective of the value of the Corporation's business and future prospects and that the Offer provides Shareholders with the opportunity to receive from $24.00 to $27.00 per Share in cash, representing a premium of 10% to just under 24% over the $21.80 weighted average price of the Shares, such weighted average price calculated over a period of twenty Trading Days prior to the public announcement of the Offer;

  (b)
  the positive impact that the purchase of 10,000,000 Shares by the Corporation would have on the Corporation's funds from operations calculated on a per share basis;

  (c)
  after giving effect to the Offer, Quebecor World will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and to fund the future growth of the business of the Corporation;

  (d)
  the Offer provides Shareholders with an opportunity to realize on all or a portion of their investment in the Corporation, should they desire liquidity, in quantities which would not otherwise be available in the market;

  (e)
  depositing Shares under the Offer is optional and available to all Shareholders and, therefore, each Shareholder is free to accept or reject the Offer;

  (f)
  the Offer is not conditional upon any minimum number of Shares being deposited;

  (g)
  Shareholders, including Quebecor, who do not deposit their Shares to the Offer, will realize a proportionate increase in their equity interest in the Corporation to the extent Shares are purchased by the Corporation pursuant to the Offer; and

  (h)
  whether it would be reasonable to conclude that, following the completion of the Offer, there would be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer (see below under the heading "Liquidity of Market").

        On April 24, 2003, the Board of Directors unanimously approved the making of the Offer, the pricing of the Offer, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

        Canadian securities laws prohibit Quebecor World and its affiliates (including its significant shareholder, Quebecor), from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or termination of the Offer, except as otherwise permitted by applicable law. Quebecor World may, subject to applicable law, in the future purchase additional Shares on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms which are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by Quebecor World will depend on many factors, including the market price of the Shares, Quebecor World's business and financial position, the results of the Offer and general economic and market conditions.

        Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, "INCOME TAX CONSEQUENCES".

        Additional Information.    The Corporation has received preliminary indications from two out of three rating agencies that they may, as a result of this Offer, downgrade Quebecor World's securities by one notch. Even if these rating agencies do proceed with such a downgrade, management is confident that Quebecor World's securities will nevertheless maintain their investment-grade status.

        Liquidity of Market.    As of April 24, 2003, the Corporation had outstanding 94,530,416 Shares, of which approximately 94,469,527 Shares comprise the "public float", which excludes shares owned by "related parties" of the Corporation under applicable securities laws. The Shares that Quebecor World is offering to purchase pursuant to the Offer represent approximately 10.6% of the Shares then outstanding. For the purpose of the Offer, the "related parties" are Quebecor, its directors and senior officers and the directors and senior officers of Quebecor World. In the event that Quebecor World takes up and purchases 10,000,000 Shares pursuant to the Offer, and none of the "related parties" deposit their Shares pursuant to the Offer, the "public float" will be comprised of 84,469,527 Shares.

        Quebecor World is relying on the "liquid market exemption" specified in Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") and Quebec Securities Commission Local Policy Statement Q-27 ("QSC Policy Q-27") and discretionary exemptive relief orders in certain other provinces from the requirement to obtain a formal valuation applicable to the Offer.

        The Corporation has determined that there is a liquid market in the Shares because:

  (a)
  there is a published market for the Shares, namely the TSX and the NYSE;

  (b)
  during the period of 12 months before April 24, 2003, the date the Offer was announced,

  (i)
  the number of issued and outstanding Shares was at all times not less than 86,674,000, excluding Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Shares that were not freely tradeable,

  (ii)
  the aggregate trading volume of the Shares was approximately 118,916,034 on the TSX and approximately 6,501,400 on the NYSE,

  (iii)
  the number of trades in Shares on each of the TSX and the NYSE exceeded 1,000 by a significant margin,

  (iv)
  the aggregate trading value based on the price of the trades referred to in clause (iii) was approximately $3.9 billion on the TSX and approximately US$134.6 million on the NYSE; and

  (c)
  the market value of the Shares on the TSX and the NYSE, as determined in accordance with applicable rules, was approximately $2.6 billion for March 2003, being the calendar month preceding the calendar month in which the Offer was announced.

        The Board of Directors considered the anticipated effect of the Offer on the liquidity of the market for beneficial owners of Shares who do not deposit Shares under the Offer and, in doing so, considered the following factors:

  (a)
  the extent by which the trading volume, number of trades and aggregate trading value of the Shares during the 12 month period preceding the announcement of the Offer, the size of the public float of the Shares and the market value of the Shares exceeds the minimum "liquid market" requirements specified in both OSC Rule 61-501 and QSC Policy Q-27;

  (b)
  the number of Shares to be acquired under the Offer in relation to the public float, the trading volumes of and the number of trades in the Shares on the TSX and the NYSE, the value of trades on the TSX and the NYSE and the market value of the Shares in the twelve months preceding the announcement of the Offer;

  (c)
  the effect of prior issuer bids by the Corporation (including normal course issuer bids), pursuant to which the Corporation has purchased an average of approximately 1.8 million Shares per year over the past three years (although none in the past 12 months), on the public float, trading volume of and the number of trades in the Shares on the TSX and the NYSE, the value of the trades on the TSX and the NYSE and the market value of the Shares; and

  (d)
  the effect that the purchase of 10,000,000 Shares by Quebecor World would have on the aggregate shareholdings of Quebecor and all senior officers and directors of Quebecor World and Quebecor.

        The Board of Directors unanimously determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Shares who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

        Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer or, it is anticipated, shall have been waived by such regulatory authorities prior to the Expiration Date. Despite the fact that the Board of Directors is of the view that both as of the date hereof and following the taking up of Shares pursuant to this Offer there is and will continue to be a liquid market for the Shares and that there is thus no legal requirement to obtain a liquidity opinion, the Corporation has, on a voluntary basis, obtained such a liquidity opinion from Scotia Capital Inc., its Canadian Dealer Manager for this Offer. Scotia Capital Inc. has provided an opinion to the Board of Directors to the effect that there is a liquid market for the Shares for the holders of the Shares at the time of the making of the Offer and that it is reasonable for the Board of Directors to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the opinion of Scotia Capital Inc. is attached hereto as Schedule A. Scotia Capital Inc. is not independent of the Corporation within the meaning of OSC Rule 61-501 and QSC Policy Q-27. This summary of the opinion of Scotia Capital Inc. is qualified in its entirety by reference thereto.

        For further information, see the table included in Section 4 of this Circular, "PRICE RANGE OF SHARES; DIVIDENDS; PREVIOUS SALES AND PURCHASES OF SHARES — Trading of Shares on Principal Markets".

        The Shares are registered under the Exchange Act, as amended, which requires, among other things, that Quebecor World furnish certain information to the SEC. Quebecor World believes that the purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

        The Shares are currently "margin securities" under the rules of the U.S. Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Quebecor World believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board's margin regulations.

3.    FINANCIAL INFORMATION

        A copy of the most recent unaudited interim financial statements for the period ended March 31, 2003 is available on the SEDAR website at http://www.sedar.com and on the Corporation's website at http://www.quebecorworld.com. The Corporation's quarterly report containing such unaudited interim financial statements will be mailed to Shareholders in the coming weeks; however, Shareholders who wish to obtain a copy of these financial statements before they receive the quarterly report for the period ended March 31, 2003 may do so, without charge, upon written request to the Corporation at 612 St-Jacques, Montreal, Quebec, Canada, H3C 4M8, or by calling toll free 1-800-567-7070.

4.    PRICE RANGE OF SHARES; DIVIDENDS; PREVIOUS SALES AND PURCHASES OF SHARES

        Trading of Shares on Principal Markets.    The only stock exchanges on which the Shares are listed are the TSX and the NYSE. The following table sets forth for the periods indicated the high and low closing prices per

Share and volumes of Shares traded on such exchanges as compiled from published financial sources for each month from March 2002:

	TSX			NYSE
Month
	High	Low	Volume	High	Low	Volume
	(CDN$)		(thousands)	(US$)		(thousands)
2003
April (to and including April 23)	23.36	21.20	8,700	16.12	14.42	416
March	33.81	20.90	32,874	22.81	14.10	2,608
February	35.78	33.05	7,610	23.38	21.88	366
January	37.38	35.50	8,364	24.30	22.55	459
2002
December	35.35	33.95	8,380	22.71	21.83	270
November	40.06	34.65	13,569	25.82	22.03	372
October	38.53	32.25	11,015	24.62	20.30	414
September	41.40	33.10	7,975	26.20	20.95	368
August	41.30	38.58	4,629	26.48	24.71	235
July	40.85	36.55	4,437	27.03	23.26	319
June	43.90	39.71	5,471	28.81	26.00	209
May	45.35	42.30	4,344	29.60	26.96	411
April	46.09	40.98	7,624	29.27	25.70	389
March	42.00	39.04	6,916	26.52	24.50	474

        On April 23, 2003, the last full trading day prior to the announcement of the Offer, the closing prices per Share on the TSX and the NYSE were $23.06 and US$15.93, respectively.

        SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

        Dividend Policy.    In each of 2001 and 2002, the Corporation declared and paid quarterly dividends on the Shares which amounted on an annual basis to US$0.46 and US$0.49 per Share, respectively. In 2003, the Corporation has thus far declared and paid a dividend of US$0.13 per Share and declared a dividend of US$0.13 per Share. For information with respect to the deemed dividend tax treatment for Shareholders arising from the sale of their Shares pursuant to the Offer, see Section 8 of the Circular, "INCOME TAX CONSEQUENCES".

        Previous Purchases and Sales.    During the twelve months preceding the Offer, Quebecor World has not purchased any of its securities. The only securities sold by Quebecor World in the twelve-month period preceding the Offer are set out in the table found in the section below entitled "Previous Distributions".

        Previous Distributions.    During the five years preceding the Offer, the Shares have been distributed either publicly under a prospectus or by way of private placement, pursuant to the ESPP, or upon the exercise of stock options.

(i)    Public Distributions and Private Placements of Shares

        The table below indicates the number of Shares publicly distributed under a prospectus or by way of private placement during the five years preceding the Offer, the price per Share and the aggregate proceeds received by Quebecor World or the selling securityholder upon such distributions:

Date or Month of Distribution	Number of Shares Distributed	Price per Share		Aggregate proceeds received by Quebecor World or Selling Securityholder
		$		$
December 9, 2002(1)	6,800,000	36.00		244,800,800
February 23, 2001(1)	15,000,000	34.00		510,000,000
October 1999(2)	25,045,000	N/A	(3)	N/A	(3)
June 4, 1999	6,500,000	36.00		234,000,000

(1)
Secondary offering by Quebecor and one of its wholly-owned subsidiaries.

(2)
Private placement of Shares issued upon the merger of a subsidiary of Quebecor Printing Inc. with World Color Press, Inc.

(3)
These Shares were deemed by the Corporation to have been issued at a price of US$23.61 per Share. No cash consideration was received by the Corporation, as these Shares were issued in exchange for shares of World Color Press, Inc.

(ii)  Shares Issued under the ESPP

        The table below indicates the number of Shares issued by Quebecor World annually during the five years preceding the Offer pursuant to the ESPP, the average price per Share and the aggregate proceeds received by the Corporation:

Year of Distribution	Number of Shares Issued	Average Price per Share(1)	Aggregate proceeds received by Quebecor World(1)
		$	$
2003 (up to April 24)	213,586	19.92	4,254,759
2002	582,122	32.98	19,200,150
2001	520,592	33.04	17,199,645
2000	121,209	32.16	3,848,431
1999	89,019	33.82	3,010,941
1998 (April to December)	24,333	30.76	748,449

(1)
The terms of the ESPP provide that Quebecor World may contribute a cash amount of between 20-25% of the value of a participant's contribution to a participant's ESPP account, which contribution is used to buy additional Shares on behalf of participants. These contributions are added to a participant's account in April of the year following the one in which a participant purchases Shares under the ESPP.

(iii) Shares Issued upon Exercise of Options

        The table below indicates the number of Shares issued by Quebecor World annually during the five years preceding the Offer upon the exercise of stock options, the average price per Share and the aggregate proceeds received by the Corporation:

Year of Distribution	Number of Shares Issued	Average Price per Share	Aggregate proceeds received by Quebecor World
		$	$
2003 (up to April 24)	25,278	19.93	503,727
2002	525,525	26.31	13,825,443
2001	383,839	20.48	7,859,388
2000	83,852	11.63	975,230
1999	252,799	18.97	4,796,640
1998 (April to December)	91,699	18.33	1,681,047

5.    OWNERSHIP OF QUEBECOR WORLD'S SECURITIES

        Ownership of Shares of Quebecor World.    To the knowledge of Quebecor World, after reasonable inquiry, the following table indicates, as of April 24, 2003, the number of outstanding securities of Quebecor World beneficially owned, or over which control or direction is exercised, by each director and senior officer of Quebecor World and each associate of a director or senior officer of Quebecor World.

Name	Relationship with Quebecor World	Number of Shares		% of Outstanding Shares	Number of Options to Purchase Shares	% of Outstanding Options
A. CHARLES BAILLIE	Director	1,000	(1)	*	—	—
REGINALD K. BRACK	Director	2,000		*	—	—
DEREK H. BURNEY, O.C.	Director	—		—	—	—
CHARLES G. CAVELL	Deputy Chairman of the Board and Director	36,462		0.038	854,160	20.32
ROBERT COALLIER	Director	—		—	—	—
JAMES DOUGHAN	Director	—		—	—	—
THE HONOURABLE RICHARD C. HOLBROOKE	Director	—		—	—	—
EILEEN A. MERCIER	Director	1,300		*	—	—
THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D.	Chairman of the Board and Director	4,900		*	150,000	3.57
JEAN NEVEU	President and Chief Executive Officer and Director	1,800		*	100,000	2.38
ROBERT NORMAND	Director	1,000		*	—	—
ÉRIK PÉLADEAU	Vice Chairman of the Board, Senior Executive Vice President and Director	—		—	100,684	2.39
PIERRE KARL PÉLADEAU	Director	—		—	394,224	9.38
ALAIN RHÉAUME	Director	—		—	—	—
CLAUDE HÉLIE	Executive Vice President and Chief Financial Officer	1,000		*	25,000	0.59
DENIS AUBIN	Senior Vice President, Corporate Finance and Treasury	298		*	1,108	*
YVES BERTRAND	Vice President, Internal Audit	1,050		*	18,636	0.44
DAVID BLAIR	Senior Vice President, Manufacturing, Environment and Technology	1,894		*	24,690	0.59
DIANE DUBÉ	Assistant Vice President, Corporate Controller	686		*	279	*
CARL GAUVREAU	Senior Vice President and Chief Accounting Officer	1,527		*	19,625	0.47
BRUCE W. HANNAH	Vice President, Human Resources	344		*	—	—
NICOLAS LAVOIE	Assistant Treasurer, Corporate Finance	525		*	—	—
RAYNALD LECAVALIER	Vice President, Corporate General Counsel and Secretary	300		*	563	*
SYLVAIN LEVERT	Vice President, Corporate Services and Logistics (Switzerland)	759		*	3,567	0.08
PIERRE R. MARTEL	Vice President, Taxation and Real Estate (Switzerland)	493		*	1,590	0.04
JEREMY ROBERTS	Vice President, Corporate Finance and Investor Relations	301		*	384	*

*
Means less than 0.01%

(1)
Shares held by 1260154 Ontario Inc., a company controlled by Mr. Baillie.

        To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of the Corporation is Quebecor, directly and through a wholly-owned subsidiary, namely 4032667 Canada Inc. Quebecor owns 46,911,277 Multiple Voting Shares, which represents 99.84% of all outstanding Multiple Voting Shares. Les Placements Péladeau inc., a corporation controlled by a trust constituted for the benefit of Messrs. Érik Péladeau and Pierre Karl Péladeau, has voting control of Quebecor, with 17,465,264 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor. The aforementioned trust also exercises control over Gestion Péladeau inc., which holds 43,700 Class A Multiple Voting Shares of Quebecor.

        As of April 24, 2003, all directors and senior officers of Quebecor World as a group beneficially owned an aggregate of 57,639 Shares or approximately 0.06% of the outstanding Shares and, through their voting interest in Quebecor, 46,911,277 Multiple Voting Shares and thus Quebecor World's directors and senior officers exercised control over 83.13% of all voting rights attached to the Shares and the Multiple Voting Shares.

        Acceptance of the Offer.    Quebecor owns 99.84% of all outstanding Multiple Voting Shares, which are convertible at the holder's option on a one-for-one basis into Shares, but it owns no Shares. Quebecor has advised the Company that it does not intend to convert any of its Multiple Voting Shares into Shares for the purpose of depositing such Shares to the Offer. Accordingly, Quebecor will hold 84.62% of all the voting interests in Quebecor World in the event that Quebecor World takes up and purchases the maximum of 10,000,000 Shares under the Offer. To the knowledge of Quebecor World, after reasonable inquiry, no director or senior officer named under "OWNERSHIP OF QUEBECOR WORLD'S SECURITIES — Ownership of Shares of Quebecor World" will be depositing any Shares pursuant to the Offer.

        Commitments to Acquire Shares.    Quebecor World has no commitments to purchase Shares or other equity securities of Quebecor World, other than pursuant to the Offer. To the knowledge of Quebecor World, after reasonable inquiry, no person named under "OWNERSHIP OF QUEBECOR WORLD'S SECURITIES — Ownership of Shares of Quebecor World" has any commitment to purchase Shares or other equity securities of Quebecor World.

        Benefits from the Offer.    Except as described below, no person named under "OWNERSHIP OF QUEBECOR WORLD'S SECURITIES — Ownership of Shares of Quebecor World" will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who does or does not participate in the Offer. If Quebecor does not deposit any Shares (following the conversion of Multiple Voting Shares into Shares) and Quebecor World takes up and purchases for cancellation 10,000,000 Shares under the Offer, Quebecor's control over all voting interests in the Corporation will increase from 83.12% to 84.62%.

        Contracts, Arrangements or Understandings with Shareholders.    There are no contracts, arrangements or understandings, formal or informal, between Quebecor World and any Shareholder or director or officer of Quebecor World in relation to the Offer or any person or company with respect to any securities of Quebecor World in relation to the Offer.

6.    MATERIAL CHANGES IN THE AFFAIRS OF QUEBECOR WORLD

        Except as described or referred to herein, the directors and officers of Quebecor World are not aware of any information which indicates that any material change has occurred in the affairs of Quebecor World since the date the Corporation's most recent unaudited interim financial statements were filed with the Canadian securities regulatory authorities. See Section 3 of the Circular, "FINANCIAL INFORMATION". Quebecor World regularly reviews acquisition and disposition opportunities in the ordinary course of business. Except as described or referred to herein, Quebecor World has no current plans to make any material change in its business, corporate structure, management of personnel.

7.    PRIOR VALUATIONS

        To the knowledge of the directors and officers of Quebecor World, no valuations regarding Quebecor World or its material assets have been prepared within the two years preceding the date hereof.

8.    INCOME TAX CONSEQUENCES

Certain Canadian Federal Income Tax Considerations for Canadian Holders

        Quebecor World has been advised by Ogilvy Renault, a general partnership, that the following summary accurately describes the principal Canadian federal income tax considerations generally applicable to a sale of Shares pursuant to the Offer by a Shareholder who is resident in Canada, holds such Shares as capital property, is not affiliated with Quebecor World and deals at arm's length with Quebecor World, all within the meaning of the Tax Act. Certain Shareholders, including financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing, are generally precluded from treating Shares as capital property.

        Depending upon all of the circumstances, including the date of issue of a Share, the date of acquisition of a Share by a Shareholder that is a "specified financial institution" or a "restricted financial institution" for the purposes of the Tax Act and the extent of holdings of Shares by such a Shareholder and persons with whom the Shareholder does not deal at arm's length, the Offer may cause a Share to be treated as a "term preferred share" for the purposes of the Tax Act in respect of the sale of the Share to Quebecor World pursuant to the Offer. The consequence of such treatment to such a Shareholder may be the denial of the deduction for dividends deemed to be received on the Share which is described below. Shareholders that are "specified financial institutions" or "restricted financial institutions" for the purposes of the Tax Act should consult their own tax advisors with respect to their particular circumstances.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the Canada Customs and Revenue Agency ("CCRA"). This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

        The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

        In view of the deemed dividend tax treatment described below of a sale of Shares pursuant to the Offer as opposed to capital gains treatment which would generally apply to a sale in the market, Shareholders who wish to sell their Shares and who are not generally exempt from Canadian federal income tax may wish to consult their tax advisors regarding selling their Shares in the market as an alternative to accepting the Offer, in order to receive capital gains treatment on the disposition of their Shares.

        Individual Shareholders Resident in Canada.    Shareholders who are individuals resident in Canada and who sell Shares to Quebecor World pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by Quebecor World for the Shares over their paid-up capital for income tax purposes. Quebecor World estimates that on the Expiration Date the paid-up capital per Share will equal approximately $18.00 for income tax purposes.

        The deemed dividend will be subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by individual Shareholders from a taxable Canadian corporation.

        The amount paid by Quebecor World less the amount deemed to be received by the individual Shareholder as a dividend will be treated as proceeds of disposition of the Shares. The Shareholder will realize a capital loss (gain) on disposition of the Shares equal to the amount by which the Shareholder's proceeds of disposition, net of any costs of disposition, are less than (or exceed) the adjusted cost base to the Shareholder of the Shares sold to Quebecor World pursuant to the Offer. Under the Tax Act, one-half of any capital loss (gain) realized by a Shareholder represents an allowable capital loss (taxable capital gain). Allowable capital losses may be deducted only against taxable capital gains, subject to and in accordance with the provisions of the Tax Act. If the Shareholder is a trust under which a corporation is a beneficiary, the amount of any such capital loss otherwise determined will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to Quebecor World under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a partnership or a trust is a beneficiary of a trust or such a trust is a member of a partnership that disposes of Shares pursuant to the Offer.

        An individual Shareholder who has realized a capital loss on the sale of Shares under the Offer may have all or a portion of that loss denied if the "superficial loss" rules in the Tax Act apply. This may be the case where the individual Shareholder (or a person affiliated with the individual Shareholder as defined in the Tax Act) acquired additional Shares in the period commencing 30 days prior to the sale of Shares under the Offer and ending 30 days after the sale of the Shares under the Offer. Shareholders are urged to consult with their own tax advisors with respect to the "superficial loss" rules.

        Individual Shareholders who realize a capital gain as a result of a sale of Shares under the Offer should consult their own tax advisors with respect to the "alternative minimum tax" rules set out in the Tax Act.

        Corporate Shareholders Resident in Canada.    A corporate shareholder that is resident in Canada and that sells Shares to Quebecor World pursuant to the Offer will (subject to the potential application of subsection 55(2) of the Tax Act as described below) be deemed to receive a taxable dividend equal to the excess of the amount paid by Quebecor World for the Shares over their paid-up capital for income tax purposes. Quebecor World estimates that on the Expiration Date the paid-up capital per Share will equal approximately $18.00 for income tax purposes.

        In the case of a Shareholder that is a corporation resident in Canada, any such dividend that is not required to be recognized as proceeds of disposition under subsection 55(2) of the Tax Act as described below will be included in computing the Shareholder's income as a dividend and will ordinarily be deductible in computing its taxable income. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act at a rate of 33 1/3% on the amount of the deemed dividend.

        Under subsection 55(2) of the Tax Act, a Shareholder that is a corporation resident in Canada may be required to treat all or a portion of the deemed dividend as proceeds of disposition and not as a dividend. Subsection 55(2) of the Tax Act does not apply to the portion of the dividend subject to tax under Part IV of the Tax Act that is not refunded under the circumstances specified in subsection 55(2) and does not apply if the dividend would not be deductible in computing taxable income. Further, subsection 55(2) does not apply unless the Shareholder would have realized a capital gain if it disposed of any Share at fair market value immediately before its sale to Quebecor World and the sale to Quebecor World resulted in a significant reduction in the portion of the capital gain that could reasonably be considered to be attributable to anything other than the Shareholder's "safe income" in respect of the particular Share. Essentially the safe income in respect of a particular Share held by a Shareholder is the portion of Quebecor World's undistributed income for purposes of the Tax Act which is attributable to such Share and which is earned or realized after the later of 1971 and the time the Shareholder acquired the particular Share. Corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act having regard to their particular circumstances.

        The amount paid by Quebecor World, less the amount deemed to be received by the Shareholder as a dividend, after application of subsection 55(2) of the Tax Act, will be treated as proceeds of disposition of the Shares for purposes of computing any capital gain or capital loss arising on the sale of the Shares. The Shareholder will realize a capital loss (gain) on disposition of the Shares equal to the amount by which the

Shareholder's proceeds of disposition, net of any costs of disposition, are less than (or exceed) the adjusted cost base to the Shareholder of the Shares sold to Quebecor World pursuant to the Offer. Under the Tax Act, one-half of any capital loss (gain) realized by a Shareholder represent allowable capital losses (taxable capital gains). Allowable capital losses may be deducted only against taxable capital gains subject to and in accordance with the provisions of the Tax Act. The amount otherwise determined of any such capital loss realized by a corporate Shareholder will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to Quebecor World under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that disposes of Shares pursuant to the Offer and, where a corporation is a beneficiary of a trust and such trust is a member of a partnership that disposes of Shares under the Offer.

        A corporate Shareholder which has realized a capital loss on the sale of the Shares under the Offer may have all or a portion of that loss denied if the corporate Shareholder (or person affiliated with the corporate Shareholder as defined in the Tax Act) has acquired additional Shares in the period commencing 30 days prior to the sale of Shares under the Offer and ending 30 days after the sale of Shares under the Offer. Shareholders are urged to consult their own tax advisors with respect to the "superficial loss" rules.

        A Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains (but not to include dividends or deemed dividends that are deductible in computing taxable income).

Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders

        Quebecor World has been advised by Ogilvy Renault, a general partnership, that the following summary accurately describes the principal Canadian federal income tax considerations generally applicable to a sale of Shares pursuant to the Offer by Shareholders who, for purposes of the Tax Act, are not resident or deemed to be resident in Canada, do not use or hold, and are not deemed to use or hold, such Shares in connection with carrying on a business in Canada, have not, either alone or in combination with persons with whom the Shareholder does not deal at arm's length, owned (or had an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of Quebecor World at any time within five years preceding the sale of the Shares under the Offer, in the case of Shareholders who have ceased to be resident in Canada, have not elected under the Tax Act to treat such Shares as taxable Canadian property and, in the case of a Shareholder that is an insurer, establishes that the Shares do not constitute designated insurance property (in each case, a "Non-Canadian Holder").

        This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of CCRA. This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

        The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

        A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gains on the disposition of Shares under the Offer.

        If the Shares of a Non-Canadian Holder are purchased by Quebecor World under the Offer, a taxable dividend will be deemed to arise as discussed under "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR CANADIAN HOLDERS — Individual Shareholders Resident in Canada". Such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under the terms of an applicable Canadian tax treaty. For example, under the Canada-United States Income Tax Convention, a deemed dividend received by a U.S. resident thereunder will generally be subject to Canadian withholding tax at a rate of 15%.

        In view of the deemed dividend tax treatment described above on a sale of Shares pursuant to the Offer and the resulting Canadian withholding tax, Shareholders that are not resident in Canada may wish to consult their advisors regarding the possibility of selling their Shares in the market prior to the Expiration Date as an alternative to accepting the Offer.

        Under the Canada-United States Income Tax Convention, a dividend deemed to be paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States, other than a dividend that constitutes income from carrying on a trade or business, is exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, Quebecor World will not be required to withhold such tax from payments made to such organizations. If qualifying organizations fail to follow the required administrative procedures, Quebecor World will be required to withhold tax and the organizations will have to file with Canadian revenue authorities a claim for a refund to recover amounts withheld.

Certain United States Federal Income Tax Consequences to United States Holders

        Quebecor World has been advised by Arnold & Porter that the following is a summary of the principal United States federal income tax consequences generally applicable to a beneficial owner of Shares who is a "United States Holder" whose shares are purchased under the Offer. A United States Holder is: (i) a citizen or individual resident of the United States, (ii) a corporation, or other business entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate whose income is subject to U.S. federal taxation regardless of source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust. If a partnership holds shares, the tax treatment of the partner will generally depend on the status of the partner and activities of the partnership. The description is for general information purposes only and is based upon the current provisions of the United States Internal Revenue Code of 1986, as amended (the "U.S. Code"), the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. The discussion below does not address the effect of any state, local or non-United States tax law on United States Holders.

        The following summary applies only to Unites States Holders who hold their Shares as capital assets within the meaning of Section 1221 of the U.S. Code and does not purport to address all aspects of federal income taxation that may be relevant to particular United States Holders in light of their particular circumstances, nor does it discuss the federal income tax consequences to certain types of United States Holders subject to special treatment under the U.S. Code (including, but not limited to, persons that are tax exempt organizations, persons that have owned, or are deemed to have owned, 10% or more of the voting shares of Quebecor World at any time during the five-year period ending on the Date on which Quebecor World acquires Shares pursuant to the Offer, persons subject to the alternative minimum tax, dealers in securities, persons that have a "functional currency" other than the United States dollar, persons who hold Shares as part of a straddle, hedging or conversion transaction, persons who acquired their Shares in respect of services rendered to Quebecor World or its subsidiaries or holders of options).

        This summary is general in nature only and is not intended to constitute, nor should it be construed to constitute, legal or tax advice to any particular United States Holder. United States Holders are advised to consult their own tax advisors as to the particular United States and other income tax consequences to them of the Offer.

        In General.    A United States Holder's exchange of Shares for cash pursuant to the Offer will be a taxable transaction for federal income tax purposes. As discussed below, the federal income tax consequences to a United States Holder may vary depending upon the United States Holder's particular facts and circumstances. In particular, whether the exchange is properly treated as giving rise to a dividend taxable as ordinary income or results in capital gain will depend on the facts applicable to a United States Holder's particular situation.

Accordingly, United States Holders are advised to consult their own tax advisors as to the United States federal income tax consequences to them of participating in the Offer.

        Treatment as a Sale or Exchange.    Under Section 302 of the U.S. Code, a transfer of Shares to Quebecor World pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the Shares only if the receipt of cash upon the sale (a) is "substantially disproportionate" with respect to the United States Holder, (b) results in a "complete redemption" of the United States Holder's interest in Quebecor World or (c) is "not essentially equivalent to a dividend" with respect to the United States Holder. These tests (the "Section 302 tests") are explained more fully below.

        If any of the Section 302 tests is satisfied, a depositing United States Holder will recognize gain or loss equal to the difference between the U.S. dollar value of the amount realized (generally determined as described below and before any withholding tax) by the United States Holder pursuant to the Offer and the Unites States Holder's basis in the Shares sold pursuant to the Offer. The gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the Shares have been held for more than one year.

        The amount realized will, in the case of a United States Holder using the cash method of accounting ("a cash basis United States Holder") that receives U.S. dollars, equal the amount received by the United States Holder in U.S. dollars. A cash basis United States Holder that elects to receive payment in Canadian dollars generally will realize an amount equal to the U.S. dollar value of such Canadian dollars determined at the spot Canadian dollar/U.S. dollar rate on the date payment is made to the Depositary. In the case of a United States Holder using the accrual method of accounting (an "accrual basis United States Holder") that does not make the election described below, the amount realized for United States federal income tax purposes will equal the U.S. dollar value of the Canadian dollars to which such United States Holder becomes entitled on the date its Shares are accepted for purchase by Quebecor World, determined at the relevant spot exchange rate in effect on that date. An accrual basis United States Holder may elect to be treated as a cash basis United States Holder for purposes of applying the foreign exchange translation rules described herein, in which case the relevant spot exchange rate would be the rate in effect on the date payment is made to the Depositary. Such election must be applied consistently from year to year and may not be revoked without the consent of the U.S. Internal Revenue Service (the "IRS"). Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a United States Holder determines its amount realized for Unites States federal income tax purposes to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

        Treatment as a Dividend.    If none of the Section 302 tests is satisfied and, as anticipated, Quebecor World has sufficient earnings and profits, a depositing United States Holder will be treated as having received a dividend taxable as ordinary income in an amount equal to the entire amount of cash received by the United States Holder pursuant to the Offer. Amounts required to be included in income as a dividend by a United States Holder will not be reduced by the United States Holder's basis in the Shares sold pursuant to the Offer, and the United States Holder's basis in those Shares will be added to the United States Holder's basis in his or her remaining Shares. Amounts treated as a dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. In the case of a United States Holder who elects to be paid in Canadian dollars, the amount of the dividend distribution includible in income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date such dividend distribution is includible in the income of the United States Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular United States Holder, and thus no assurance can be given that any particular United States Holder will not be treated as having received a dividend taxable as ordinary income.

        Constructive Ownership of Shares.    In determining whether any of the Section 302 tests is satisfied, a United States Holder must take into account not only Shares actually owned by the United States Holder, but also Shares that are constructively owned within the meaning of Section 318 of the U.S. Code. Under Section 318, a United States Holder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the United States Holder has an interest or that had an interest in the United States Holder, as well as any Shares the United States Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

        The Section 302 Tests.    One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a dividend distribution.

  (a)
  Substantially Disproportionate Test. The receipt of cash by a United States Holder will be substantially disproportionate with respect to the United States Holder if the percentage of the outstanding voting shares of Quebecor World actually and constructively owned by the United States Holder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting shares of Quebecor World actually and constructively owned by the United States Holder immediately before the exchange (treating Shares purchased pursuant to the Offer as outstanding). United States Holders should consult their tax advisors concerning the application of the substantially disproportionate test to their particular circumstances.

  (b)
  Complete Redemption Test. The receipt of cash by a United States Holder will be a complete redemption of the United States Holder's interest if either (i) all of the Shares actually and constructively owned by the United States Holder are sold pursuant to the Offer or (ii) all of the Shares actually owned by the United States Holder are sold pursuant to the Offer and the United States Holder is eligible to waive, and effectively waives, the attribution of all Shares constructively owned by the United States Holder in accordance with the procedures described in Section 302(c)(2) of the U.S. Code.

  (c)
  Not Essentially Equivalent to a Dividend Test. The receipt of cash by a United States Holder will not be essentially equivalent to a dividend if the United States Holder's exchange of Shares pursuant to the Offer results in a meaningful reduction of the United States Holder's proportionate interest in Quebecor World. Whether the receipt of cash by the United States Holder will not be essentially equivalent to a dividend will depend on the Unites States Holder's particular facts and circumstances. However, in certain circumstances, in the case of a United States Holder holding a small minority of the Shares, even a small reduction may satisfy this test.

        Under certain circumstances, it may be possible for a depositing United States Holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by the United States Holder but that are not purchased pursuant to the Offer. Correspondingly, a United States Holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Shares by the United States Holder or by a related party whose shares are constructively owned by the United States Holder. United States Holders should consult their tax advisors regarding the consequences of such sales or acquisitions in their particular circumstances.

        If the Offer is over-subscribed, Quebecor World's purchase of Shares deposited may be prorated. Thus, even if all the Shares actually and constructively owned by a United States Holder are deposited, it is possible that not all of the Shares will be purchased by Quebecor World, which in turn may affect the United States Holder's ability to satisfy one of the Section 302 tests described above.

        Foreign Tax Credit.    Any withholding tax imposed by Canada would be treated as a foreign tax eligible for credit against such United States Holder's United States federal income tax liability, subject to potential limitations. The income to which such withholding tax relates would fall within the "passive" (or, in the case of certain financial institutions, "financial services income") basket for purposes of the foreign tax credit limitation. In general, amounts that are treated as dividends paid by Quebecor World for United States federal income tax purposes will be treated as foreign source income, but amounts received by a United States Holder that are treated as capital gains generally will be treated as income from United States sources. Gain or loss from exchange rate fluctuations as described above, will generally be treated as arising from sources within the United States. Depending on the manner in which amounts received in exchange for deposited Shares are characterized for United States federal income tax purposes, it is possible that a Canadian withholding tax may be imposed in circumstances in which such amounts are treated as United States, rather than foreign, sources income. As a result of limitations on the use of the foreign tax credit, a United States Holder might not be able to take a full foreign tax credit for the tax withheld. If a United States Holder is eligible for the benefits of the Canada-United States Income Tax Convention, an election may be available pursuant to which a United States Holder would, for purposes of computing the foreign tax credit limitation solely with respect to the amount received in exchange for deposited Shares, be entitled to treat amounts received as capital gains as foreign source income. United States Holders should consult their own tax advisors regarding the availability of such an election as well as the application of the foreign tax credit limitation rules in their particular situation.

        Information Reporting.    The Depositary will report to the IRS proceeds from the sale of Shares pursuant to the Offer unless the Depositary has documentary evidence in its files that the holder is a non-United States person or the holder otherwise establishes an exemption by certifying its status to the Depositary. Certain United States Holders may be subject to 30% backup withholding on their exchange of Shares for cash unless the Holder provides on Form W-9 or Substitute Form W-9 its tax payer identification number and certifies, among other things, that such number is correct. See the Letter of Transmittal.

        The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

9.    CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

        Quebecor World is not aware of any license or regulatory permit that is material to Quebecor World's business that might be adversely affected by Quebecor World's acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Shares by Quebecor World pursuant to the Offer other than as outlined in this Section. Quebecor World has filed with various Canadian securities regulators an application seeking exemptive relief from certain technical requirements of provincial securities legislation with respect to the Offer. Quebecor World anticipates receiving an order granting the application prior to the Expiration Date. Should any such other approval or action be required, Quebecor World currently contemplates that such approval or other action will be sought. Quebecor World cannot predict whether it may determine to delay the acceptance or payment of Shares deposited pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Quebecor World's business. Quebecor World's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 5 of the Offer, "CERTAIN CONDITIONS OF THE OFFER".

10.  SOURCE OF FUNDS

        Quebecor World will fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, from cash on hand and existing credit facilities. Quebecor World will repay any borrowings made to fund the purchase of the Shares out of its future cash flow.

11.  DEPOSITARY

        Quebecor World has appointed Computershare Trust Company of Canada to act as a Depositary for: (i) the receipt of certificates representing Shares and related Letters of Transmittal deposited under the Offer; (ii) the receipt of certificates delivered pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer, "PROCEDURE FOR DEPOSITING SHARES"; (iii) the receipt from Quebecor World of cash to be paid in consideration of the Shares acquired by Quebecor World under the Offer, as agent for the depositing Shareholders; and (iv) the transmittal of such cash to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners.

12.  STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

13.  DEALER MANAGERS

        Scotia Capital Inc. and Scotia Capital (USA) Inc. have been retained by the Corporation to act as Dealer Managers in connection with the Offer, and Scotia Capital Inc. has acted as financial advisor to Quebecor World and has provided a liquidity opinion in connection with the Offer. Quebecor World has agreed to reimburse the Dealer Managers for certain reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Managers against certain liabilities, including certain liabilities under Canadian provincial and United States federal securities laws. Scotia Capital Inc. will receive a fixed fee from Quebecor World in payment for services rendered as financial advisor to Quebecor World. The Corporation has also mandated Scotia Capital Inc. to form and manage a soliciting dealer group consisting of members of the TSX and the Investment Dealers Association of Canada (the "Soliciting Dealer Group") for the purpose of soliciting the deposit of Shares under the Offer. Quebecor World has agreed to pay the members of the Soliciting Dealer Group a solicitation fee of $0.10 per Share for each Share validly deposited under the Offer, provided such Shares are not subsequently withdrawn, subject to a minimum fee of $50 and a maximum fee of $1,500 per beneficial depositing Shareholder. No solicitation fee is payable if a beneficial Shareholder deposits less than 500 Shares.

14.  FEES AND EXPENSES

        Except as set forth above, Quebecor World will not pay any fees or commissions to any broker, dealer or other person for soliciting deposits of Shares under the Offer. Brokers, dealers, commercial banks and trust companies and other nominees may, upon request, be reimbursed by Quebecor World for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

        No fee or commission will be payable by any Shareholder who deposits such Shares directly with the Depositary in connection with this Offer.

        Quebecor World has retained Computershare Trust Company of Canada to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial and United States federal securities laws.

        Quebecor World is expected to incur expenses of approximately $750,000 in connection with the Offer, including filing fees and legal, accounting, dealer managers, depositary and printing fees.

APPROVAL BY QUEBECOR WORLD

April 24, 2003

        The Board of Directors of Quebecor World has approved the contents of the Offer and accompanying Circular dated April 24, 2003, and the sending, communicating or delivery of the Offer and accompanying Circular to the Shareholders of Quebecor World. The Offer and accompanying Circular contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, nor do they contain any misrepresentation likely to affect the value or the market price of the Shares (as defined in the Offer) within the meaning of the Securities Act (Quebec).

QUEBECOR WORLD INC.

(Signed) JEAN NEVEU President and Chief Executive Officer	(Signed) CLAUDE HÉLIE Executive Vice President and Chief Financial Officer
On behalf of the Board of Directors
(Signed) ÉRIK PÉLADEAU Director	(Signed) ROBERT NORMAND Director

CONSENT OF SCOTIA CAPITAL INC.

To the Directors of Quebecor World Inc.

        We consent to the inclusion of our name and the reference to our liquidity opinion dated April 24, 2003 in Section 2 of the Circular, "PURPOSE AND EFFECT OF THE OFFER" and to the inclusion of the text of our opinion in Schedule A to the Offer and accompanying Circular, which Schedule is incorporated by reference in the Offer and accompanying Circular.

April 24, 2003	(Signed) SCOTIA CAPITAL INC.

CONSENT OF OGILVY RENAULT

To the Directors of Quebecor World Inc.

        We consent to the inclusion of our name in the Sections titled "INCOME TAX CONSEQUENCES — Certain Canadian Federal Income Tax Considerations for Canadian Holders" and "Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders" in the Offer and accompanying Circular dated April 24, 2003, made by Quebecor World to the holders of its Shares and the reference to our opinion contained therein.

April 24, 2003	(Signed) OGILVY RENAULT

CONSENT OF ARNOLD & PORTER

To the Directors of Quebecor World Inc.

        We consent to the inclusion of our name in the Section titled "INCOME TAX CONSEQUENCES — Certain United States Federal Income Tax Consequences to United States Holders" in the Offer and accompanying Circular dated April 24, 2003, made by Quebecor World to the holders of its Shares.

April 24, 2003	(Signed) ARNOLD & PORTER

SCHEDULE A

LIQUIDITY OPINION OF SCOTIA CAPITAL INC

Scotia Capital Inc. 1002 Sherbrooke West 9th Floor Montreal, Quebec Canada, H3A 3L6

April 24, 2003

The Board of Directors
 Quebecor World Inc.
612 St. Jacques Street
Montreal, Quebec
H3C 4M8

Dear Sirs/Mesdames:

Scotia Capital Inc. ("Scotia Capital") understands that:

  (a)
  Quebecor World Inc. ("Quebecor World" or the "Corporation") intends to make an offer (the "Offer") to purchase for cash up to 10,000,000 of the issued and outstanding Subordinate Voting Shares (the "Subordinate Voting Shares") of the Corporation at a price of not more than $27.00 nor less than $24.00 per Subordinate Voting Share;

  (b)
  The terms and conditions of the Offer will be set forth in the Offer to Purchase to be issued by the Corporation and dated April 24, 2003, the accompanying Issuer Bid Circular and the related Letter of Transmittal (which together constitute the "Offer"); and

  (c)
  Under the terms of the Offer, the shareholders of the Corporation may tender their Subordinate Voting Shares to the Corporation pursuant to an Auction Tender or a Purchase Price Tender (each as defined in the Offer), at prices specified by them.

        We also understand that Quebecor Inc. ("Quebecor") owns 46,911,277 Multiple Voting Shares of the Corporation, which are convertible, at any time, into Subordinate Voting Shares, and has indicated that it will not convert or tender any of its shares to the Corporation, all as set forth in the Offer. We are not opining on the liquidity of the Multiple Voting Shares.

Scotia Capital's Engagement

        In an agreement dated April 17, 2003, the Corporation engaged Scotia Capital to prepare and deliver a written opinion (the "Opinion") to the Board of Directors of the Corporation (the "Board") as to i) whether a liquid market exists for the Subordinate Voting Shares for holders of Subordinate Voting Shares at the time of the making of the Offer and ii) whether it is reasonable for the Board to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for beneficial owners of Subordinate Voting Shares who do not tender to the Offer, that is not materially less liquid than the market that existed at the time of the making of the Offer. This Opinion is being delivered to assist the Board in making its determination that the Offer qualifies for the "presumption of liquid market" exemption from the valuation requirements of

Ontario Securities Commission Rule 61-501 ("Rule 61-501") and Policy Statement No. Q-27 of the Commission des valeurs mobilières du Québec ("Policy Q-27") that would otherwise apply.

        Scotia Capital will receive a fee from the Corporation for its services that include providing the Opinion. Such fee is payable whether or not the Offer is successful. The Corporation has agreed to indemnify Scotia Capital for certain liabilities arising out of Scotia Capital's engagement in connection with the Offer.

        Scotia Capital has also been engaged to act as Soliciting Dealer Manager in connection with the Offer and will receive fees for such services and is not independent of the Corporation within the meaning of Rule 61-501 and Policy Q-27. In the past two years, Scotia Capital has acted as co-lead manager or syndicate member in respect of two securities offerings for the Corporation and its affiliates and is a significant lender to the Corporation and its affiliates. In addition, in the ordinary course of our business, we may actively trade securities of the Corporation for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Credentials of Scotia Capital

        Scotia Capital is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein represents the opinion of Scotia Capital and the form and content thereof have been approved for release by a committee of directors and other professionals of Scotia Capital, each of whom is experienced in mergers and acquisitions and valuation matters.

Scope of Review

        In preparing our Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy thereof), among other things, the following:

  i.
  a copy of the draft Offer dated April 24, 2003;

  ii.
  the daily trading activity, volumes, and price history of the Subordinate Voting Shares on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), as we determined necessary in order to provide the Opinion;

  iii.
  the trading activity and volumes of shares of other companies listed and traded on the TSX and the NYSE as we determined necessary in order to provide the Opinion;

  iv.
  the distribution of ownership of the Subordinate Voting Shares to the extent publicly disclosed;

  v.
  the number of Subordinate Voting Shares proposed to be purchased under the Offer relative to i) the number of outstanding Subordinate Voting Shares less ii) the number of Subordinate Voting Shares owned by related parties of the Corporation and Subordinate Voting Shares or blocks thereof that could be considered as not being freely tradable (i.e. the "public float");

  vi.
  the customary difference (i.e. the "spread") between bid and ask prices in trading activity of the Subordinate Voting Shares;

  vii.
  other public information with respect to Quebecor World;

  viii.
  discussions with senior management of Quebecor World;

  ix.
  the definition of liquid market as outlined in Rule 61-501 as well as the other parameters set forth in such rule;

  x.
  precedent issuer bids that we considered relevant; and

  xi.
  such other information as we considered necessary or appropriate in the circumstances.

        We have conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the Opinion contained herein as at the date hereof.

Assumptions and Limitations

        This Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof, and conditions affecting the Corporation and the Subordinate Voting Shares as at the date hereof. In formulating our Opinion, we have made several other assumptions, the material assumption being that there shall be no significant change in the holdings of Subordinate Voting Shares, including, without limitation, any conversion of Multiple Voting Shares into Subordinate Voting Shares, other than as a result of the Offer.

        Scotia Capital has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Corporation and their consultants and advisors (collectively, the "Information"). The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        We have not prepared a formal valuation of the Corporation or any of its securities or assets for the purposes of this Opinion and the Opinion should not be construed as such.

        The Opinion has been provided to the Board for its use only in determining the availability of an exemption from the formal valuation requirements of Rule 61-501 and Policy Q-27 (pursuant to Sections 3.4.3 thereof) and may not be relied upon for any other purpose or by any other person without the prior written consent of Scotia Capital. The Opinion is given as of the date hereof and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, if, after the date hereof, we learn of any material change in any fact or matter affecting the Opinion, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

        This Opinion is not to be construed as a recommendation to any shareholder of the Corporation as to whether or not to tender their Subordinate Voting Shares under the Offer. In addition, for the purpose of this Opinion we are not expressing any opinion as to the value of the Subordinate Voting Shares, or the prices at which such shares will trade after the completion of the Offer.

        For purposes of this Opinion, the phrase "liquid market" has the meaning ascribed in Rule 61-501.

Conclusion

        Based upon and subject to the foregoing, it is our opinion as at the date hereof that: (i) a liquid market exists for the Subordinate Voting Shares for holders of Subordinate Voting Shares at the time of the making of the Offer; and (ii) it is reasonable for the Board to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for beneficial owners of Subordinate Voting Shares who do not tender to the Offer, that is not materially less liquid than the market that existed at the time of the making of the Offer.

Yours very truly,
(Signed) SCOTIA CAPITAL INC.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each depositing Shareholder of Quebecor World or his broker, dealer, commercial bank, trust company of other nominee to the Depositary at one of its addresses below:

Offices of the Depositary for this Offer,
COMPUTERSHARE TRUST COMPANY OF CANADA
By Mail
Computershare Trust Company of Canada
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
 Toll Free: 1-800-564-6253
E-mail: caregistryinfo@computershare.com
 By Hand or Courier

Montreal	Toronto
650 de Maisonneuve Blvd. West 7th Floor Montreal, Québec	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Any questions or requests for assistance may be directed to the Depositary or Dealer Managers at their respective addresses and telephone and facsimile numbers set forth herein. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Dealer Managers for the Offer are:

In Canada:	In the United States:
Scotia Capital Inc. 1002 Sherbrooke Street West Suite 900 Montreal, Quebec Canada H3A 3L6	Scotia Capital (USA) Inc. One Liberty Plaza 26th Floor New York, New York USA 10006

Toll Free: (866) 849-6508

LETTER OF TRANSMITTAL
To Deposit Subordinate Voting Shares
of
 QUEBECOR WORLD INC.
 Pursuant to the Offer to Purchase
Dated April 24, 2003

THE OFFER EXPIRES AT MIDNIGHT (MONTREAL TIME) ON THE EVENING
OF JUNE 2, 2003, UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

Offices of the Depositary, Computershare Trust Company of Canada

By Mail

Computershare Trust Company of Canada
P.O. Box 7021
1 Adelaide Street East
Toronto, Ontario
M5C 3H2

Toll Free: 1-800-564-6253

E-mail: caregistryinfo@computershare.com

By Hand and By Courier

Montreal	Toronto
650 de Maisonneuve Blvd. West 7th Floor Montreal, Québec	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

        This Letter of Transmittal properly completed and duly executed, together with all other required documents, must accompany certificates for Subordinate Voting Shares (the "Shares") of Quebecor World Inc. deposited pursuant to the Offer to Purchase dated April 24, 2003 and must be delivered or sent to and received by the Depositary at one of the addresses set forth above on or prior to the Expiration Date.

        The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meaning attributed to such terms in the Offer to Purchase dated April 24, 2003. Shareholders should carefully consider the income tax consequences of depositing Shares under the Offer to Purchase. See Section 8 "Income Tax Consequences" in the Circular that accompanies this Letter of Transmittal. Please read carefully the instructions set forth below before completing the Letter of Transmittal.

TO:	QUEBECOR WORLD INC.
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, as Depositary

Certificate Number	Name in which Certificate is Registered	Number of Shares Represented by Certificate	Number of Shares Deposited*

TOTAL

*
If you desire to deposit fewer than all Shares evidenced by any Share certificates listed above, indicate in this column the number of Shares you wish to deposit. Otherwise, all Shares evidenced by such Share certificates will be considered to have been deposited. See Instruction 4.

        Delivery of this instrument to an address other than those listed above does not constitute a valid delivery.

        This Letter of Transmittal is to be used only if certificates for Shares (as defined below) are to be forwarded with it pursuant to Section 2 of the Offer to Purchase (as defined below).

        Shareholders whose certificates are not immediately available or who cannot deliver their certificates for Shares and all other documents which this Letter of Transmittal requires to be delivered to the Depositary (as defined in the Offer to Purchase) by the Expiration Date (as defined in the Offer to Purchase) must deposit their Shares according to the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase. See Instruction 2.

        The undersigned hereby deposits to Quebecor World Inc. ("Quebecor World") the above-described Subordinate Voting Shares of Quebecor World (the "Shares") at the price per Share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender (as defined in the "Offer to Purchase"), as specified below, net to the shareholder in cash (subject to applicable withholding taxes) and upon the terms and subject to the conditions set forth in Quebecor World's Offer to Purchase dated April 24, 2003 and any supplements or amendments thereto (the "Offer to Purchase") and in this Letter of Transmittal (which together constitute the "Offer").

        Subject to and effective upon acceptance for purchase of the Shares deposited hereby in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, Quebecor World all right, title and interest in and to all Shares deposited hereby pursuant to an Auction Tender or pursuant to a Purchase Price Tender (each as defined in the Offer to Purchase) and hereby irrevocably constitutes and appoints the Depositary as attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

  (a)
  deliver certificates for such Shares, together with all accompanying evidences of transfer and authenticity, to, or upon the order of, Quebecor World upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below);

  (b)
  present certificates for such Shares for cancellation and transfer on Quebecor World's books; and

  (c)
  receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

        The undersigned hereby represents and warrants that:

  (a)
  when and to the extent Quebecor World accepts the Shares for payment, Quebecor World will acquire such Shares free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to shareholders of record on or prior to the date on which the Shares are taken up and paid for under the Offer shall be for the account of the undersigned;

  (b)
  on request, the undersigned will execute and deliver any additional documents that the Depositary or Quebecor World deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares deposited hereby; and

  (c)
  the undersigned has read and agrees to all of the terms of this Offer.

        The names of the registered owners should be printed as they appear on the certificates representing Shares deposited hereby. The certificates, the number of Shares that the undersigned wishes to deposit, and whether the undersigned wishes to receive payment in U.S. dollars, should all be indicated in the appropriate boxes, and if the deposit is being made pursuant to an Auction Tender, the purchase price at which such Shares are being deposited should be indicated in Box B "Auction Tender".

        The undersigned understands that he or she must indicate whether he or she deposits the Shares pursuant to an Auction Tender or a Purchase Price Tender by completing Box A "Type of Tender". If you do not make a valid Auction Tender or Purchase Price Tender, you will be deemed to have made a Purchase Price Tender.

2

        The undersigned understands that Quebecor World will determine a single per Share price (not in excess of CDN$27.00 nor less than CDN$24.00 per Share) (the "Purchase Price") that it will pay for Shares validly deposited and not withdrawn pursuant to the Offer, taking into account the number of Shares deposited, the prices specified by shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited. The undersigned understands that Quebecor World will select the lowest Purchase Price that will allow it to buy 10,000,000 Shares deposited (or such lesser number of Shares as are properly deposited at prices not in excess of CDN$27.00 nor less than CDN$24.00 per Share) pursuant to the Offer. The undersigned understands that all Shares properly deposited pursuant to Auction Tenders at prices at or below the Purchase Price, net to the shareholder in cash (subject to applicable withholding taxes), upon the terms and subject to the conditions of the Offer, including the applicable proration provisions relating to Shares deposited and that Quebecor World will return all other Shares, including Shares deposited and not withdrawn at prices greater than the Purchase Price and Shares not purchased because of proration.

        The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, Quebecor World may terminate or amend the Offer or may not be required to purchase any of the Shares deposited hereby or may accept for payment, in accordance with the applicable proration provisions relating to Shares deposited, fewer than all of the Shares deposited hereby. The undersigned understands that certificate(s) for any Shares not deposited or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in Box D "Special Payment Instructions" or Box E "Special Delivery Instructions". The undersigned recognizes that Quebecor World has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Shares from the name of their registered owner.

        The undersigned understands that acceptance of Shares by Quebecor World for payment will constitute a binding agreement between the undersigned and Quebecor World, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

        The undersigned understands that payment for Shares accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, which will act as agent for the depositing shareholders for the purpose of receiving payment from Quebecor World and transmitting such payment to the depositing shareholders. Under no circumstances will interest be paid by Quebecor World by reason of any delay in paying for any Shares or otherwise.

        The cheque for the Purchase Price for such of the deposited Shares as are purchased will be issued to the order of the undersigned and mailed to the address indicated above unless otherwise indicated in Box D "Special Payment Instructions", Box E "Special Delivery Instructions" or Box G "Hold for Pick-Up". Such payment will be received in Canadian dollars unless the undersigned has completed Box F "U.S. Dollar Election".

        All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.

        If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and your telephone number, to the Depositary. The Depositary will respond with the replacement requirements.

3

BOX A TYPE OF TENDER

Check only one box. Shares are being deposited hereby pursuant to:

☐	An Auction Tender (Please complete Box B)	☐	A Purchase Price Tender

BOX B AUCTION TENDER PRICE (IN CANADIAN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING DEPOSITED. This box MUST be completed if Shares are being deposited pursuant to an Auction Tender.

Shade in the appropriate boxes to indicate Auction Tender Price and write in the Price in the blank space provided. (See example below)
PRICE MUST BE IN CANADIAN DOLLARS

		$		$			¢	¢

					0☐	•	0☐	0☐
					1☐	•	1☐	1☐
	CDN$		2☐		2☐	•	2☐	2☐
					3☐	•	3☐	3☐
					4☐	•	4☐	4☐
					5☐	•	5☐	5☐
					6☐	•	6☐	6☐
					7☐	•	7☐	7☐
					8☐	•	8☐	8☐
					9☐	•	9☐	9☐

	CDN$					•

Shareholders may wish to refer to Canadian/U.S. dollar exchange rates on page 20 of the Offer to Purchase. Also see Instruction 9 of the Letter of Transmittal.

If portions of shareholdings are being deposited at different prices, use a separate Letter of Transmittal for each price specified. (See Instruction 5)

EXAMPLE

For Example: If you wished to deposit Shares at CDN$12.10, you would shade the boxes as follows (Shareholders are reminded that the range of this offer is CDN$24.00 to CDN$27.00 and that they may only deposit Shares at prices in increments of $0.10):	Cdn.$		0☐ 1☒ 2☐		0☐ 1☐ 2☒ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ 9☐	• • • • • • • • • •	0☐ 1☒ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ 9☐	0☒ 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ 9☐

	Cdn.$		1		2	•	1	0

BOX C ODD LOTS (See Instruction 7 of the Letter of Transmittal)
To be completed ONLY if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.
The undersigned either (check one):
☐ will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or
☐
is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.

BOX D SPECIAL PAYMENT INSTRUCTIONS (See Instructions 1, 4, 6 and 8)

To be completed ONLY if certificates for Shares not deposited or not purchased and/or the cheque for the purchase price of Shares purchased are to be issued in the name of someone other than the undersigned.
Issue: ☐ cheque and/or ☐ certificate(s) to:
Name:
(Please print)
Address:

(Include Postal Code or Zip Code)

(Social Insurance No. or Tax Identification No.
or Social Security No.)
(Recipients in U.S. to Complete Substitute Form W-9)

4

BOX E
SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 4, 6 and 8)
To be completed ONLY if certificates for Shares not deposited or not purchased and/or the cheque for the purchase price of Shares purchased are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown above.
Mail: ☐ cheque and/or ☐ certificate(s) to:
Name:
(Please print)
Address:

(Include Postal Code or Zip Code)

BOX F U.S. DOLLAR ELECTION (See Instruction 9)
☐
Check here if you wish to receive payment in U.S. Dollars at the Exchange Rate (as defined and calculated in Instruction 9 and Section 6 of the Offer to Purchase). Otherwise, payment will be made in Canadian Dollars.

BOX G HOLD FOR PICKUP
☐	Hold certificates and/or cheques for Shares for pick-up.

BOX H
☐	Check here if certificates for deposited shares are being delivered pursuant to a notice of guaranteed delivery previously sent to the depositary and complete the following:
Name(s) of Registered Owner(s):
Date of Execution of Notice of Guaranteed Delivery:
Name of Institution Which Guaranteed Delivery:

5

BOX I SHAREHOLDER(S) SIGN HERE (See Instructions 1 and 6) (Recipients in the U.S.: Please Complete Substitute Form W-9)

Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 6.
Authorized Signature:
(Signature(s) of shareholder or authorized representative)

Name(s):
(Please Print)
Capacity:
Address:

(Include Postal Code or Zip Code)

U.S. shareholders must provide their Taxpayer Identification No. or Social Security No.; Canadian shareholders must provide their Social Insurance No.
Dated , 2003

BOX J GUARANTEE OF SIGNATURE(S) (See Instructions 1 and 6)
Authorized Signature:

Name of Guarantor:

(Please Print)
Title:
Name of Firm:
Address:

(Include Postal Code or Zip Code)
Area Code and Telephone Number:

Dated , 2003

BOX K
INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
The owner signing above represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is: (please print or type)

(Firm)	(Telephone Number)

(Registered Representative)	(Address)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED	☐ CHECK HERE IF DISKETTE TO FOLLOW

6

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1.    Guarantee of Signatures.    No signature guarantee is required if either:

  (a)
  this Letter of Transmittal is signed by the registered holder of the Shares deposited with this Letter of Transmittal and payment and delivery are to be made directly to such owner and such owner has not completed either Box D "Special Payment Instructions" or Box E "Special Delivery Instructions" above; or

  (b)
  such Shares are deposited for the account of a firm which is a Canadian chartered schedule 1 bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) (each being referred to as an "Eligible Institution").

        In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box J "Guarantee of Signature(s)". See Instruction 6.

2.    Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures.    This Letter of Transmittal is to be used if certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Shares together with a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date.

        Shareholders whose certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary by the Expiration Date, may deposit their Shares by or through any Eligible Institution by properly completing (including the type of deposit and, if applicable, the price at which the Shares are being deposited) and duly executing and delivering a Notice of Guaranteed Delivery (or photocopy of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase. Pursuant to such procedure, the certificates for all physically deposited Shares, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal must be received by the Depositary within three days on which trading occurs on the Toronto Stock Exchange (each such day is referred to as a "Trading Day") after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary at its office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in such Notice. For Shares to be validly deposited pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.

        The method of delivery of all documents, including certificates for Shares, is at the election and risk of the depositing shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

        Quebecor World will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent deposits. All depositing shareholders, by execution of this Letter of Transmittal (or a photocopy of it) waive any right to receive any notice of the acceptance of their deposit.

3.    Inadequate Space.    If the spaces provided in the box on page 1 of this Letter of Transmittal relating to the number and description of Shares being deposited are inadequate, the certificate number and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4.    Partial Deposits and Unpurchased Shares.    If fewer than all of the Shares evidenced by any certificate are to be deposited, fill in the number of Shares which are to be deposited in the column entitled "Number of Shares Deposited". In such case, if any deposited Shares are purchased, a new certificate for the remainder of the

7

Shares evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in Box D "Special Payment Instructions" or Box E "Special Delivery Instructions" on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Shares represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.

5.    (a)  Indication of Type of Tender.    To deposit Shares, the shareholder must complete Box A "Type of Tender" on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery indicating whether he or she is depositing Shares pursuant to an Auction Tender or a Purchase Price Tender. Only one box may be checked. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to Auction Tenders at more than one price. However, if a shareholder desires to deposit Shares in separate lots at a different type of tender for each lot, such shareholder must complete a separate Letter of Transmittal or, if applicable, Notice of Guaranteed Delivery, for each lot which the shareholder is depositing.

        (b)  Indication of Price at Which Shares Are Being Deposited .    For Shares to be properly deposited pursuant to an Auction Tender, the shareholder must complete Box B "Auction Tender" on this Letter of Transmittal indicating the price per Share in Canadian dollars at which he or she is depositing Shares. A shareholder wishing to deposit portions of his or her Shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to deposit each such portion of his or her Shares. The same Shares cannot be deposited pursuant to Auction Tenders (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price. No price can be specified by shareholders making a Purchase Price Tender.

6.    Signatures on Letter of Transmittal, Stock Powers and Endorsements.

  (a)
  If this Letter of Transmittal is signed by the registered owner(s) of the Shares deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

  (b)
  If the Shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

  (c)
  If any deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or manually signed photocopies of it) as there are different registrations of certificates.

  (d)
  When this Letter of Transmittal is signed by the registered owner(s) of the Shares listed and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock powers are required unless payment is to be made, or the certificates for Shares not deposited or not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

  (e)
  If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to Quebecor World of their authority so to act.

7.    Odd Lots.    As described in Section 2 of the Offer to Purchase, if Quebecor World purchases less than all Shares deposited by the Expiration Date, the Shares purchased first will consist of all Shares so deposited by any shareholder who will own beneficially, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who deposits all of his or her Shares under Auction Tenders at or below the Purchase Price or under Purchase Price Tenders. This preference will not be available unless Box C "Odd Lots" is completed.

8.    Special Payment and Delivery Instructions.    If certificates for Shares not deposited or not purchased and/or cheques are to be issued in the name of a person other than the signer of the Letter of Transmittal or if such

8

certificates and/or cheques are to be sent to someone other than the signer of the Letter of Transmittal or to the signer at a different address or if share certificates and/or cheques for Shares are to be held for pick-up, Box D "Special Payment Instructions" and/or Box E "Special Delivery Instructions" and/or Box G "Hold For Pick-Up" on this Letter of Transmittal must be completed.

9.    Payment in U.S. Dollars.    If a depositing shareholder wishes to receive payment for Shares deposited and purchased in U.S. dollars, Box F "U.S. Dollar Election" must be completed. Otherwise, payment will be received in Canadian dollars. The Purchase Price payable by Quebecor World, and thus the amount owing to any depositing shareholder, will be denominated in Canadian dollars. The Depositary will determine the amount payable to shareholders receiving U.S. dollar payment at the U.S. dollar equivalent of such Canadian dollar amount calculated at the average of the noon spot rates of exchange quoted by the Bank of Canada for the three business days next preceding the payment date (the "Exchange Rate"). See Section 6 of the Offer to Purchase, "ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES — Payment".

10.  Irregularities.    Quebecor World will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares and its determination shall be final and binding on all parties. Quebecor World reserves the absolute right to reject any or all deposits determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Quebecor World's counsel, be unlawful. Quebecor World also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares and Quebecor World's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as Quebecor World shall determine. None of Quebecor World, the Dealer Managers, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice.

11.  Questions and Requests for Assistance and Additional Copies.    Questions and requests for assistance may be directed to the Dealer Managers at their addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be obtained from your local broker, dealer, commercial bank, or trust company.

12.  Substitute Form W-9.    Each U.S. shareholder depositing to the Depositary is required to provide the Depositary with a correct U.S. taxpayer identification number ("TIN") (generally the shareholder's social security number or federal employer identification number) and with certain other information, on Substitute Form W-9, which is provided under "Important Tax Information" below. Failure to provide a correct TIN on the form may subject the depositing shareholder to a U.S.$50 penalty and/or 30% backup withholding imposed by the Internal Revenue Service. The box in Part III of the form may be checked if the depositing U.S. shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future.

        IMPORTANT: This Letter of Transmittal or manually signed photocopy of it (together with certificates for Shares and all other required documents) or the Notice of Guaranteed Delivery must be received by the Depositary as appropriate on or before the Expiration Date.

9

IMPORTANT U.S. TAX INFORMATION FOR U.S. HOLDERS
DEPOSITING TO THE DEPOSITARY

        Under U.S. federal income tax law, a U.S. shareholder depositing to the Depositary whose deposited Shares are accepted for payment is required to provide the Depositary with such shareholder's correct TIN on Substitute Form W-9 below. If such shareholder is an individual, the TIN is his or her social security number. If the Depositary is not provided with the correct TIN, the U.S. Internal Revenue Service may subject the U.S. shareholder or other payee to a U.S.$50 penalty. In addition, cash payments made to U.S. shareholders in exchange for their Shares may be subject to backup withholding of 30%. Certain U.S. shareholders (including, among others, U.S. corporations) are not subject to these backup withholding and reporting requirements. To prevent backup withholding on cash payments that are made to U.S. shareholders with respect to the exchange of their Shares, the U.S. shareholder is required to notify the Depositary of such shareholder's correct TIN by completing the attached Substitute Form W-9 certifying (a) that the TIN provided on Substitute Form W-9 is correct (or that the shareholder is awaiting a TIN) and (b) that (i) the shareholder has not been notified by the IRS that such shareholder is subject to backup withholding as a result of failure to report all interest or dividends or (ii) the IRS has notified such shareholder that such shareholder is no longer subject to backup withholding.

What Number to Give the Depositary

        The U.S. shareholder is required to give the Depositary the TIN (e.g. social security number or employer identification number) of the registered holder of the Shares. If the Shares are registered in more than one name or are not registered in the name of the actual owner, consult the "Guidelines for Certification of Taxpayer Identification Number" on Substitute Form W-9 which accompany this Letter of Transmittal for additional guidance on which number to report.

10

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service	Part I: PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	Social Security Number OR Employer Identification Number (If awaiting TIN, write "Applied for" and check the box in Part III)

Payer's Request for Taxpayer Identification Number (TIN) and Certification	Part II: For Payees Exempt From Backup Withholding, see the enclosed Guidelines and complete as instructed therein. ☐
Part III: Awaiting TIN ☐

Certification. Under penalty of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or a Taxpayer Identification Number has not been issued to me and either (a) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service ("IRS") or Social Security Administration office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number within sixty (60) days, 30% of all reportable payments made to me thereafter will be withheld until I provide a number), and

(2) I am not subject to backup withholding either because I have not been notified by the IRS that I am subject to backup withholding, as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).

Signature		Date

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30% OF ANY CASH PAYMENT MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.
The Dealer Managers for the Offer are:
In Canada:	In the United States:
Scotia Capital Inc. 1002 Sherbrooke Street West Scotia Tower, Suite 900 Montreal, Quebec Canada H3A 3L6	Scotia Capital (USA) Inc. One Liberty Plaza, 26th Floor New York, New York USA 10006
Toll Free: (866) 849-6508

11

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

        Guidelines for Determining the Proper Identification Number to Give the Payer. — Social Security numbers have nine digits separated by two hyphens: i.e., 000-000-000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

		Give the SOCIAL SECURITY number of —			Give the EMPLOYER IDENTIFICATION number of —
For this type of account:
			For this type of account:

1.	Individual	The individual	8.	Sole proprietorship or single-owner LLC	The owner(4)
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals(1)	9.	A valid trust, estate, or pension trust	Legal entity (Do not furnish the identification number of the personal representative or trustee unless the legal entity
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)			itself is not designated in the account title.)(5)
			10.	Corporate	The corporation
4.	Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person(1)	11.	Association, club, religious, charitable, education or	The organization
				other tax-exempt organization
5.	Adult and minor (joint account)	The adult, or if the minor is the only contributor, the minor(1)	12.	Partnership account held in the name of the business	The partnership
6.	Account in the name of guardian or committee for a designated	The ward, minor or incompetent person(3)	13.	A broker or registered nominee	The broker or nominee
	ward, minor or incompetent person		14.	Account with the Department of Agriculture in the name of a public entity (such as a state	The public entity
7.a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)		or local government, school district, or prison) that receive agricultural program
b.	So-called trust account that is not a legal or valid trust under state law	The actual owner(1)		payments

(1)
List first and circle the name of the person whose number you furnish.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
Circle the ward's or minor's or incompetent person's name and furnish such person's social security number.

(4)
Show the name of the owner. Use either SSN or EIN.

(5)
List first and circle the name of the legal trust, estate, or pension trust.

NOTE:	IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

Instructions
(Section references are to the Internal Revenue Code.)

Purpose of Form. — If you are required to file an information return with IRS you must obtain your correct taxpayer identification number (TIN) to report income paid to you, real estate transactions, mortgage interest you paid, the acquisition or abandonment of secured property, or contributions you made to an individual retirement arrangement (IRA). Use Substitute Form W-9 to furnish you correct TIN to the requester (the person asking you to furnish you TIN), and, when applicable, (1) to certify that the TIN you are furnishing is correct (or that you are waiting for a number to be issued), (2) to certify that you are not subject to backup withholding, and (3) to claim exemption from backup withholding if the appropriate certifications will prevent certain payments from being subject to 30% backup withholding.

How to Obtain a TIN. — If you do not have a TIN, apply for one immediately. To apply, get Form SS-5, Application for a Social Security Number Card (for individuals), from your local office of the Social Security Administration, or Form SS-4, application for employer identification number (for business and all other entities), from your local Internal Revenue Service office.

To complete Substitute Form W-9 if you do not have a TIN, write "Applied For" in the space for the TIN in Part I, check the box in

12

Part II, sign and date the form in the two spaces indicated, and give it to the requester. Generally, you will then have 60 days to obtain a TIN and furnish it to the requester. If the requester does not receive your TIN within 60 days, backup withholding, of applicable, will begin and continue until you furnish your TIN to the requester.

Note: Writing "Applied For" on the form means that you have already applied for a TIN or that you intend to apply for one in the near future.

As soon as you receive your TIN, complete another Substitute Form W-9, include your TIN, sign and date the form, and give it to the requester.

What Is Backup Withholding? — Persons making certain payments to you are required to withhold and pay to IRS 30% of such payments under certain conditions. This is called "backup withholding". Payments that could be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee compensation, and certain payments from fishing boat operators, but do not include real estate transactions.

If you give the requester your correct TIN, make the appropriate certifications, and report all your taxable interest and dividends on your tax return, your payments will not be subject to backup withholding. Payments you receive will be subject to backup withholding if:

(1)
You do not furnish your TIN to the requester, or

(2)
IRS notified the requester that you furnished an incorrect TIN, or

(3)
You are notified by IRS that you are subject to backup withholding because you failed to report all your interest and dividends on your tax return (for interest and dividend accounts only), or

(4)
You fail to certify to the requester that you are not subject to backup withholding under (3) above (for interest and dividend accounts opened after 1993 only), or

(5)
You fail to certify your TIN. This applies only to interest, dividend, broker, or barter exchange accounts opened after 1983, or broker accounts considered inactive in 1983.

For other payments, you are subject to backup withholding only if (1) or (2) above applies.

Certain payees and payments are exempt from backup withholding and information reporting. See Payees and Payments Exempt From Backup Withholding, below, and Exempt Payees and Payments under Specific Instructions below if you are an exempt payee.

Payees and Payments Exempt From Backup Withholding. — The following is a list of payees exempt from backup withholding. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in (1) through (13), and a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except that a corporation that provides medical and health care services or bills and collects payments for such services is not exempt from backup withholding or information reporting. Only payees described in items (2) through (6) are exempt from backup withholding for barter exchange transactions, patronage dividends, and payments by certain fishing boat operators.

(1)
A corporation.

(2)
An organization exempt from tax under section 501(a), or an individual retirement plan (IRA).

(3)
The United States or any of its agencies or instrumentalities.

(4)
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(5)
A foreign government or any of its political subdivisions, agencies or instrumentalities.

(6)
An international organization or any of its agencies or instrumentalities.

(7)
A foreign central bank of issue.

(8)
A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

(9)
A futures commission merchant registered with the Commodity Futures Trading Commission.

(10)
A real estate investment trust.

(11)
An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12)
A common trust fund operated by a bank under section 584(a).

(13)
A financial institution.

(14)
A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Securities, Inc., Nominee List.

(15)
An exempt charitable remainder trust or non-exempt trust described in Section 4947(a)(i).

Payments of dividends and patronage dividends generally not subject to backup withholding also include the following:

•
Payments to nonresident aliens subject to withholding under section 1441.

•
Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident partner.

•
Payments of patronage dividends where the amount received is not paid in money.

•
Payments made by certain foreign organizations.

Payments of interest generally not subject to backup withholding include the following:

•
Payments of interest on obligations issued by individuals.

Note: You may be subject to backup withholding if this interest is U.S.$600 or more and is paid in the course of the payer's trade or business and you have not provided your correct TIN to the payer.

EXEMPT PAYEES DESCRIBED ABOVE MUST STILL COMPLETE THE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE SUBSTITUTE FORM W-9 WITH THE PAYER, FURNISH YOUR TAX PAYER IDENTIFICATION NUMBER. WRITE

13

"EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see Section 6041, 6041A(a), 6042, 6044, 6045, 6049, 6050A, and 6050N, and the regulations under such sections.

Penalties

Failure to Furnish TIN. — If you fail to furnish your TIN to a requester, you are subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of U.S.$500.

Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Specific Instructions

Name. — If you are an individual, generally provide the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage, without informing the Social Security Administration of the name change, please enter your first name and both the last name shown on your social security card and your new last name.

Signing the Certification. —

(1)
Interest, Dividend, and Barter Exchange Accounts Opened Before 1984 and Broker Accounts That Were Considered Active During 1983. — You are not required to sign the certification; however, you may do so. You are required to provide your correct TIN.

(2)
Interest, Dividend, Broker and Barter Exchange Accounts Opened After 1983 and Broker Accounts That Were Considered Inactive During 1983. — You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item (2) in the certification before signing the form.

(3)
Other Payments. — You are required to furnish your correct TIN, but you are not required to sign the certification unless you have been notified of an incorrect TIN. Other payments include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services, payments to a nonemployee for services (including attorney and accounting fees), and payments to certain fishing boat crew members.

(4)
Exempt Payees and Payments. — If you are exempt from backup withholding, you should complete this form to avoid possible erroneous backup withholding. Enter your correct TIN in Part I, check the box in Part II, sign and date the form. If you are a nonresident alien or foreign entity not subject to backup withholding, give the requester a completed Form W-8. Certificate of Foreign Status.

(5)
TIN "Applied For". — Follow the instructions under "How To Obtain a TIN", on page 1, sign and date the form.

Signature. — For a joint account, only the person whose TIN is shown in Part I should sign the form.

Privacy Act Notice. — Section 6109 requires you to furnish your correct taxpayer identification number (TIN) to persons who must file information returns with IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, or contributions you made to an individual retirement arrangement (IRA). The IRS uses the number for identification purposes and to help verify the accuracy of your tax return. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a TIN to a payer. Certain penalties may also apply.

14

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for
Deposit of Subordinate Voting Shares
of

Quebecor World Inc.

        As set forth in Section 3 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to deposit Subordinate Voting Shares (the "Shares") of Quebecor World Inc. ("Quebecor World") pursuant to the Offer (as defined below) if certificates for Shares are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date (as defined in the Offer to Purchase). Such form may be delivered by hand or transmitted by facsimile transmission or letter to the Depositary at the office set forth below. See Section 3 of the Offer to Purchase.

TO:	QUEBECOR WORLD INC.
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, as Depositary

Depositary
By Mail, Hand or Courier

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

By Facsimile Transmission

(416) 981-9663

        Delivery of this Notice of Guarantee Delivery to the address or transmission of instructions via a facsimile number other than as set forth above does not constitute a valid delivery.

        This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear on the applicable space on the Letter of Transmittal.

        The undersigned hereby deposits to Quebecor World in the manner and at the price per Share indicated below, net to the shareholder in cash (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in Quebecor World's Offer to Purchase up to 10,000,000 Shares dated April 24, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of Shares indicated below pursuant to the guaranteed delivery procedure as set forth in Section 3 of the Offer to Purchase.

Certificate Number(s) – If Available	Number of Shares	Name & Address of Shareholder (please print)

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM

        The Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution.

GUARANTEE
(Not to be used for signature guarantee)

        The undersigned, a Canadian chartered schedule 1 bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) guarantees to deliver to the Depositary at its address set forth above the certificate(s) representing the Shares deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually signed photocopy thereof) and any other required documents, on or before 5:00 pm, Montreal Time, on the third trading day after the Expiration Date. As used herein, a "Trading Day" means a day on which trading occurs on the Toronto Stock Exchange.

Name of Firm	Authorized Signature
Address of Firm	Name (Please type or print)

Title
Postal Code or Zip Code	Dated ___________________________________________________________________ , 2003
Area Code and Tel. No.

2

BOX A TYPE OF TENDER

Check only one box. Shares are being deposited hereby pursuant to:

☐	An Auction Tender (Please complete Box B)	☐	A Purchase Price Tender

BOX B AUCTION TENDER PRICE (IN CANADIAN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING DEPOSITED. This box MUST be completed if Shares are being deposited pursuant to an Auction Tender.

Shade in the appropriate boxes to indicate Auction Tender Price and write in the Price in the blank space provided. (See example below)
PRICE MUST BE IN CANADIAN DOLLARS

		$		$			¢	¢

					0☐	•	0☐	0☐
					1☐	•	1☐	1☐
	CDN$		2☐		2☐	•	2☐	2☐
					3☐	•	3☐	3☐
					4☐	•	4☐	4☐
					5☐	•	5☐	5☐
					6☐	•	6☐	6☐
					7☐	•	7☐	7☐
					8☐	•	8☐	8☐
					9☐	•	9☐	9☐

	CDN$					•

Shareholders may wish to refer to Canadian/U.S. dollar exchange rates on page 20 of the Offer to Purchase. Also see Instruction 9 of the Letter of Transmittal.

If portions of shareholdings are being deposited at different prices, use a separate Notice of Guaranteed Delivery for each price specified. (See Instruction 5 of the Letter of Transmittal)

EXAMPLE

For Example: If you wished to deposit Shares at CDN$12.10, you would shade the boxes as follows (Shareholders are reminded that the range of this offer is CDN$24.00 to CDN$27.00 and that they may only deposit Shares at prices in increments of $0.10):	Cdn.$		0☐ 1☒ 2☐		0☐ 1☐ 2☒ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ 9☐	• • • • • • • • • •	0☐ 1☒ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ 9☐	0☒ 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ 9☐

	Cdn.$		1		2	•	1	0

BOX C ODD LOTS (See Instruction 7 of the Letter of Transmittal)
To be completed ONLY if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.
The undersigned either (check one):
☐ will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or
☐
is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.

BOX D U.S. DOLLAR ELECTION
☐	Check here if you wish to receive payment in U.S. Dollars at the Exchange Rate (as defined and calculated in section 6 of the Offer to Purchase). Otherwise, payment will be made in Canadian Dollars.

3

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following exhibits have been filed as part of this Schedule 13E-4F:

1.1
Press release dated April 24, 2003 announcing issuer bid to repurchase up to 10,000,000 Subordinate Voting Shares (incorporated by reference to the exhibit to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 25, 2003).

1.2
Unaudited interim financial statements for the quarter ended March 31, 2003, together with supplemental disclosure and management's discussion and analysis of financial condition and results of operations (incorporated by reference to the applicable exhibits to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 24, 2003).

II-1

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings

  a.
  The issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

  b.
  The issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process

        Concurrently with the filing of this Schedule, the issuer filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

III-1

PART IV

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUEBECOR WORLD INC.

By:	/s/ Raynald Lecavalier
Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary

By:	/s/ Denis Aubin
Name: Denis Aubin Title: Senior Vice President, Corporate Finance and Treasury

Dated: April 28, 2003

IV-1

EXHIBIT INDEX

Exhibit Number	Description
1.1	Press release dated April 24, 2003 announcing issuer bid to repurchase up to 10,000,000 Subordinate Voting Shares (incorporated by reference to the exhibit to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 25, 2003).
1.2
Unaudited interim financial statements for the quarter ended March 31, 2003, together with supplemental disclosure and management's discussion and analysis of financial condition and results of operations (incorporated by reference to the applicable exhibits to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 24, 2003).

QuickLinks

PART I Information Required To Be Sent to Shareholders
INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY
AVAILABLE INFORMATION
TABLE OF CONTENTS
SUMMARY
DEFINITIONS
OFFER TO PURCHASE
CIRCULAR
APPROVAL BY QUEBECOR WORLD
QUEBECOR WORLD INC.
CONSENT OF SCOTIA CAPITAL INC.
CONSENT OF OGILVY RENAULT
CONSENT OF ARNOLD & PORTER
SCHEDULE A LIQUIDITY OPINION OF SCOTIA CAPITAL INC
INSTRUCTIONS Forming Part of the Terms and Conditions of the Offer
IMPORTANT U.S. TAX INFORMATION FOR U.S. HOLDERS DEPOSITING TO THE DEPOSITARY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES
EXHIBIT INDEX